UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-[    ]

In the Matter of

CREDIT SUISSE ASSET MANAGEMENT, LLC

Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE ASSET MANAGEMENT LIMITED

c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

c/o Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY 10010

CREDIT SUISSE GROUP AG

c/o Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY 10010

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940

FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Roger Machlis Lou Anne McInnis Credit Suisse Asset Management, LLC Eleven Madison Avenue New York, NY 10010	Barry P. Barbash Justin L. Browder Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

This Application consists of 48 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

---------------------------------------------------------------------------------------------------------x

In the Matter of

Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Asset Management Limited
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Securities (Europe) Limited

c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Group AG

c/o Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY 10010

File No. 812-[   ]

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
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I.                                        Introduction and Summary of Application

Credit Suisse Asset Management, LLC (“CSAM”), Credit Suisse Asset Management Limited (“CSAML”), Credit Suisse Securities (USA) LLC (“CSSU”), Credit Suisse Securities (Europe) Limited

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(“CSSEL” or the “Pleading Entity” and collectively with CSAM, CSAML, and CSSU, “Applicants”),(1) and, solely for the purposes of making the representations and agreeing to the conditions in this application (“Application”) that apply to it, Credit Suisse Group AG (“CS Group” and together with its wholly-owned subsidiaries and affiliated entities, “Credit Suisse”),(2) each applies pursuant to Section 9(c) of the Investment Company Act of 1940 (the “Act”) for: (i) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption; and (ii) a permanent order exempting Covered Persons (as defined below) from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in connection with the proceeding United States of America v. Credit Suisse Securities (Europe) Limited.

As described below, CSAM, CSAML and CSSU (together, the “Fund Servicing Applicants”) collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies (“RICs”) and employees’ securities companies (“ESCs”) and as principal underwriter (as defined in Section 2(a)(29) of the Act) to open-end management investment companies registered under the Act (“Open-End Funds”) (such activities, collectively, “Fund Servicing Activities”). A list of all Funds(3) to which the Fund Servicing Applicants provide Fund Servicing Activities as of the date of this Application is set out in Appendix A to this Application. CS Group(4) is the ultimate parent company of Applicants. CS Group and the Pleading Entity do not and will not serve as investment adviser, depositor or principal underwriter to any RIC, ESC or BDC and are not Covered Persons (as defined below).(5) Other than the Fund Servicing Applicants, no existing company of which the Pleading Entity is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) currently serves as an investment adviser or depositor of any RIC, ESC, BDC, or as principal underwriter for any Open-End Fund, registered unit investment trust (“UIT”), or registered face-amount certificate company (“FACC”). Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company, other than CS Group and CSAG, of which the Pleading Entity is an Affiliated Person, and to any other company of which the Pleading Entity may become an Affiliated Person (together with the Fund Servicing Applicants, the “Covered Persons”)(6) with respect to any activity contemplated by Section 9(a) of the Act.(7) Applicants request that the Temporary Order remain in effect until the Commission approves or denies the Application for the Permanent Order.

(1)  Credit Suisse is in the process of transferring the business lines of the Pleading Entity to the UK entity Credit Suisse International (“CSi”).

(2)  CS Group is included in the term “Applicants” solely with respect to the representations and the conditions that specifically refer to CS Group.

(3)  The term “Funds,” as used herein, refers to any RIC, ESC, and investment company that has elected to be treated as a business development company under the Act (“BDC”) for which a Covered Person currently provides Fund Servicing Activities, or, subject to the terms and conditions of the Orders, may in the future provide Fund Servicing Activities.

(4)  CS Group is a corporation organized under the laws of Switzerland.

(5)  Credit Suisse AG (“CSAG”) is the principal operating subsidiary of CS Group, which operates as a holding company. Each of the Applicants is either a direct or indirect wholly-owned subsidiary of CS Group. CSAG is a wholly-owned subsidiary of CS Group. CSAG is a corporation organized under the laws of Switzerland. CSAG is principally engaged in the private banking and investment banking businesses. CSAG does not and will not serve as investment adviser, depositor or principal underwriter to any RICs, ESCs or BDCs, as applicable, and is not a Covered Person.

(6)  As set out in this Application, the term “Covered Persons” shall not include CSAG and the Pleading Entity.

(7)  Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act. Any existing or future entities that may rely on the Orders in the future will comply with the terms and conditions of this Application.

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II.                                   Background

A.                                    Applicants

Credit Suisse provides clients with investment banking, private banking and wealth management services worldwide. The asset management business of Credit Suisse comprises a number of legal entities around the world that are subject to distinct regulatory requirements. The address of Credit Suisse’s headquarters in the United States is Eleven Madison Avenue, New York, New York 10010.

CSAM, a limited liability company formed under Delaware law, is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). CSAM serves as investment adviser (either as primary investment adviser or as investment sub-adviser) to each Fund listed in Part 1 of Appendix A to this Application. Senior management of CSAM are resident in the United States. The assets under management of the Funds advised and sub-advised by CSAM are approximately $7 billion and $762 million, respectively, as of September 30, 2021. Members of the boards of directors/trustees of the Funds that are RICs (each, a “Board”) are resident in the United States. Forty of the Funds for which CSAM provides investment advisory services are ESCs,(8) representing total assets under management of approximately $112.1 million as of September 30, 2021. CSAM is a wholly-owned subsidiary of CSAM Americas Holding Corp., a holding company that is ultimately wholly-owned by CS Group.

CSAML, a corporation formed under the laws of the United Kingdom (the “UK”), is registered as an investment adviser under the Advisers Act. Senior management of CSAML are resident in the UK. CSAML serves as investment sub-adviser to the Fund listed in Part 2 of Appendix A to this Application. The assets under management of the Fund for which CSAML serves as investment sub-adviser are approximately $477 million as of September 30, 2021.  Members of the Board of such Fund are resident in the United States. CSAML is a wholly-owned subsidiary of Credit Suisse Asset Management (UK) Holding Limited, a holding company that is ultimately wholly-owned by CS Group.

CSSU, a limited liability company formed under Delaware law, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and with each of the 50 U.S. states, is registered as an investment adviser under the Advisers Act, and is a member of the Financial Industry Regulatory Authority Inc. CSSU serves as principal underwriter to each Open-End Fund listed in Part 3 of Appendix A to this Application. CSSU is a wholly-owned subsidiary of Credit Suisse (USA), Inc., which is ultimately wholly-owned by CS Group.

CSSEL is a broker-dealer domiciled in the UK. It is a wholly-owned subsidiary of Credit Suisse Investment Holdings (UK) and an indirectly wholly-owned subsidiary of Credit Suisse AG (CSAG). CSSEL is authorized by the Bank of England’s Prudential Regulatory Authority (the “PRA”) and regulated by the UK Financial Conduct Authority (the “FCA”)and the PRA. It is a limited liability company, incorporated in the UK and authorized under the Financial Services and Markets Act 2000, as amended. Its principal activity is acting as a dealer in securities, derivatives and foreign exchange on a principal and agency basis for its institutional and corporate clients. To reduce complexity, CSSEL will cease to be an operational entity and will be integrated into other entities over the next few years.

(8)  The ESCs rely upon an exemption from registration under the Act granted in orders under Sections 6(b) and 6(e) of the Act (Amendment No. 2 to Application of DLJ LBO Plans Management Corporation and DLJ First ESC L.L.C., File No. 813-156, Investment Company Act Release No. 22714 (June 18, 1997) and Amendment No. 1 to Application of Credit Suisse First Boston, Inc. For Exemptive Order, File No. 813-198, Investment Company Release Act 25702 (Aug. 20, 2002)) (the “ESC Orders”).

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B.                                    The Information, the Plea Agreement, and the Judgment

On October 19, 2021, the U.S. Department of Justice (the “Department of Justice” or “DOJ”) filed a criminal information in the District Court for the Eastern District of New York (the “District Court”) charging the Pleading Entity with one count of conspiracy to commit wire fraud (18 U.S.C. § 1349 (the “Information”)).

The factual basis for the Plea Agreement (as defined below) stems from the acts of former CSSEL employees Surjan Singh, Andrew Pearse and Detelina Subeva, in connection with three transactions involving Credit Suisse and Mozambican state-owned enterprises between 2013 and 2016.  The first of those transactions was a $622 million syndicated loan issued to ProIndicus S.A. in 2013. The proceeds of the loan were purportedly to be used solely for organizing a coastal patrol, surveillance and monitoring system (the “ProIndicus loan”). Credit Suisse arranged $504 million, and a Russian bank, VTB Bank, arranged $118 million, of the $622 million loan.(9)  The second transaction was a $500 million loan to Mozambican state-owned enterprise Empresa Moçambicana de Atum, S.A. (“EMATUM”), also in 2013. The proceeds of the $500 million loan were purportedly to be used solely for supporting the tuna fishing industry in the Republic of Mozambique, and the loan was concurrently funded by a $500 million issuance of loan participation notes (“LPNs”) by a Dutch special purpose vehicle. VTB Bank subsequently loaned EMATUM an additional $350 million, and issued $350 million in LPNs to fund the additional loan, for a total of $850 million. The third transaction was an exchange of the outstanding LPNs for Eurobonds issued by the Republic of Mozambique in 2016 (“EMATUM Exchange” and such Eurobonds, together with the LPNs, the “EMATUM Securities”).(10)

According to the Statement of Facts (“Statement of Facts”) that formed the basis of the Plea Agreement (as defined below), CSSEL, through its employees, conspired to use U.S. wires and the U.S. financial system to defraud U.S. and international investors. Credit Suisse and its co-conspirators conspired to use international and interstate wires to, from and through the United States to transmit false and misleading statements to investors in the EMATUM Securities, transfer proceeds obtained from those investors through the fraudulent scheme to the co-conspirators, and pay kickbacks to three former Credit Suisse bankers.

CSSEL, through Singh, who left Credit Suisse in 2017, and Pearse and Subeva, who both left Credit Suisse in 2013, among other things, conspired to defraud investors and potential investors in the EMATUM Securities by concealing and misrepresenting the fact that approximately $50 million in kickbacks were paid to Pearse, Singh and Subeva from the loan proceeds of the EMATUM LPN transaction.  Jean Boustani, an agent of Privinvest, an entity not affiliated with Credit Suisse, paid bribes totaling approximately $150 million to various Mozambican government officials and others, including Manuel Chang, Mozambique’s Minister of Finance, and Antonio do Rosario, an official in Mozambique’s governmental state intelligence and security service, known as Servico de Informacoes e Seguranca do Estado, which, together with other Mozambican government agencies, was an owner of ProIndicus and EMATUM.

According to the Statement of Facts, Credit Suisse also arranged the EMATUM Exchange, whereby, in 2015, when EMATUM began encountering problems servicing the EMATUM loans, Credit Suisse arranged for the LPNs to be exchanged for Mozambique-issued Eurobonds. According to the Statement of Facts, in seeking investors’ consent to the EMATUM Exchange, CSSEL prepared documents

(9)  Credit Suisse subsequently syndicated a portion of this loan to other financial institutions, and retained for itself approximately $277 million in exposure.

(10)  The conduct that served as the basis for the Plea Agreement, the DPA and the SEC Order (each as defined below) is referred to in this Application as the “Conduct.”

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about the EMATUM Exchange that were sent to investors and included false and misleading statements regarding the use of proceeds of the original EMATUM loan and omitted certain other facts concerning the EMATUM Exchange.

According to the Statement of Facts, Credit Suisse ignored or only nominally addressed a number of red flags in connection with these transactions.  In connection with the ProIndicus transaction, the Statement of Facts indicates the following red flags:

•                  Credit Suisse undertook an enhanced due diligence process, conferring internally and using a diligence firm (“Firm 1”) to review Privinvest and the proposed directors of ProIndicus. That due diligence process brought to light significant corruption and bribery concerns related to Privinvest, including that Privinvest’s principal was involved in corrupt practices and viewed kickbacks as an acceptable part of business strategy.

•                  In March 2012, a Credit Suisse Managing Director sent an email to Singh and a Credit Suisse Director and advised that Credit Suisse had previously designated an individual associated with Privinvest as an “undesirable client,” though he was no longer designated as such in March 2012.

•                  On or about November 19, 2012, Pearse sent an email to Singh and a Credit Suisse Managing Director and a Credit Suisse Director. That email, according to the Statement of Facts, advised them that a Credit Suisse senior executive “‘said no’” to the combination” of the individual associated with Privinvest and Mozambique.  Given these concerns, Pearse proposed that Credit Suisse would need to “structure” that individual “out of the picture.”

•                  On or about March 20, 2013, Firm 1 provided Credit Suisse with an extensive due diligence report on Privinvest and the individual associated with Privinvest (the “Firm 1 Report”). The Firm 1 Report, which was reviewed by multiple executives at Credit Suisse including compliance, risk and other functions, described the individual associated with Privinvest as a “master of kickbacks.”   The same report identified additional allegations against the individual associated with Privinvest, including:

•                  That sources “were confident of [Privinvest Principal’s] past and continued involvement in offering and receiving bribes and kickbacks” and “without exception … have raised concerns about the integrity of [Privinvest Co-Conspirator 1’s](11) business practices,” and that “[Privinvest Co-Conspirator 1] was heavily involved in corrupt practices.”

•                  That a Lebanese banking source had disclosed to Firm 1 that the individual was a “first-class deal maker and an expert in kickbacks, bribery and corruption,” and that the source had terminated its relationship with the individual.

•                  That the individual was heavily involved in corrupt practices, would “stop at nothing to get a contract,” and “ethically, … really [did not] care and will do whatever is necessary to win a contract. Ethics are at the bottom of his list!”

•                  The report also alleged that the individual was a “dangerous man,” although it did also contain statements that since moving his operations to Abu Dhabi, he was conducting business “more in compliance with the rules of ethics.”

According to the Statement of Facts, notwithstanding these red flags, Credit Suisse moved forward with the ProIndicus transaction, and that, in or about February 2013, Pearse secretly agreed that Privinvest would pay Pearse a kickback of $5.5 million in exchange for Pearse’s efforts to reduce the fees payable by Privinvest to Credit Suisse in connection with securing the ProIndicus financing.

(11)  “Privinvest Co-Conspirator 1” is the same person as “Privinvest Principal” in this application.

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In connection with the EMATUM transaction in 2013, the Statement of Facts also indicates the following red flags:

•                  Within months of the ProIndicus loan, Credit Suisse agreed to raise another $500 million, with another bank raising another $350 million in a subsequent transaction.

•                  Using personal emails and not known to others at Credit Suisse at the time, Pearse, Singh and Subeva increased the size of the EMATUM loan from $250 million to $850 million, including in July 2013, when Singh told Pearse and Subeva, again over personal email, that they would “maximize the funding size” of the loan, by creating a project proposal to place before Credit Suisse to justify the increase in funding.

•                  Pearse and Subeva secretly began working for an entity affiliated with Privinvest, unknown to Credit Suisse and before they left Credit Suisse’s employment between July and September 2013.

•                  In or about August 2013, Credit Suisse employees in the Global Financing Group working together with the Credit Risk Management function, prepared a Credit Risk Management Memorandum to seek internal credit department approval of the EMATUM deal. The memorandum stated that “certain past allegations against” the individual associated with Privinvest, including a corruption-related indictment in France that was ultimately dismissed, “precipitated Enhanced Due Diligence, which was performed in March 2013 related to a previous CS financing [ProIndicus].”

According to the Statement of Facts, on or about August 30, 2013, Credit Suisse agreed to move forward with the EMATUM transaction. In addition to Credit Risk Management, the European Investment Banking Committee, Reputational Risk, and the Compliance and Anti-Money Laundering functions considered the transaction, and agreed to allow the EMATUM transaction to go forward.  The Statement of Facts asserts that, after Credit Suisse transferred the funds raised to finance EMATUM to Privinvest, Privinvest secretly paid millions of dollars to three of the signatories on the EMATUM deal—Singh, Do Rosario and Chang.

According to the Statement of Facts, Credit Suisse approved the EMATUM loan notwithstanding the fact that its earlier due diligence process for ProIndicus had identified significant risks of bribery and the size of the project had expanded greatly without apparent justification, and Credit Suisse, through Pearse, Singh, and Subeva, knew that Privinvest had paid kickbacks to Pearse in connection with the ProIndicus transaction, and would pay further kickbacks to Pearse and Singh in connection with the EMATUM loan.

According to the Statement of Facts, Credit Suisse sent potential investors materials that included the EMATUM loan agreement and marketing materials such as the offering circular (the “LPN Investor Documents”), notwithstanding the fact that the LPN Investor Documents represented that the loan proceeds would be used exclusively to fund the EMATUM project, and that none of the proceeds would be used to pay bribes or kickbacks. For example, (1) Pearse and Singh knew that they would receive millions of dollars in illegal kickback payments from Privinvest in connection with the EMATUM loan while employed by Credit Suisse; (2) Firm 1 had expressly warned Credit Suisse about Privinvest and Privinvest Co-Conspirator 1’s history of corruption and bribery; and (3) a senior Credit Suisse executive had previously said “no” to Pearse to the combination of Privinvest Co-Conspirator 1 and Mozambique in November 2012.

In connection with the EMATUM Exchange in 2016, the Statement of Facts cited the following red flags:

•                  Credit Suisse became aware that the EMATUM project had generated minimal revenue in its first years of operation, making it likely that EMATUM would not be able to meet the repayment schedule.

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•                  In an email on or about July 31, 2015, portions of which were memorialized in a Credit Suisse internal report, one senior Credit Suisse employee in the UK who covered Reputational Risk issues for Europe, Middle East, and Africa (“EMEA”) raised concerns regarding “corruption allegations made in the press on the previous transaction (‘the country’s worst-ever corruption scandal’)” and asked whether Credit Suisse ever conducted an anti-money laundering review of “the proceeds of the previous CS involvement in financing to EMATUM in 2013 to check that they were spent on the assets they were provided for, given the press allegations of misappropriation and corruption.”

•                  Credit Suisse took into account its own interests as well as those of its investors and Mozambique in connection with acting as joint lead manager for the EMATUM Exchange. A “senior executive opined that Credit Suisse was ‘in a much better place to control the situation and explain the positives of the action if we are leading the restructuring.’”

•                  Credit Suisse also noted sensitivities related to the fact that former employees Pearse and Subeva were advising the Government of Mozambique on the EMATUM Exchange in their roles at a Privinvest-affiliated company, effectively advising Mozambique on the transaction.

•                  In an email on or about September 7, 2015 that was also memorialized in an internal Credit Suisse report to the Reputational Risk Committee, a Credit Suisse Director identified a third government-guaranteed loan of $540 million to MAM, another Mozambique government-controlled enterprise, and noted that the involvement of Pearse and Subeva was “unlikely to be disclosed in detail” because the loan to MAM was private but “should the specific details ever need to be publically [sic] disclosed … there may be sensitivity.”

•                  After the EMATUM transaction, Credit Suisse employees raised concerns about potential misuse of EMATUM loan proceeds.   For example, on or about October 30, 2015, employees reviewing the use of proceeds discussed by email that there were “too many significant disparities” related to the use of the EMATUM loan proceeds and as such “further investigation / explanation [was] required” before proceeding with the EMATUM Exchange.

•                  To address the use of proceeds concerns in light of the risk that the LPN proceeds had been improperly diverted, Credit Suisse engaged two independent industry experts to conduct valuations of the 27 boats and other items Privinvest sold to EMATUM.

•                  By early 2016, Credit Suisse knew that the expert valuations revealed a shortfall between the funds raised for the EMATUM loan and the assessed market value of the boats and accompanying infrastructure and training Privinvest sold to EMATUM.

•                  On or about February 10, 2016, a Credit Suisse employee explained in an email that “where gaps in the use of proceeds” were identified, Credit Suisse would need to “form an opinion of what has happened to those missing elements” before “any Rep[utational] Risk meeting took place” to approve the EMATUM Exchange.  The employee specifically noted that Credit Suisse “would also need to consider whether there is a duty to disclose any of the findings” to investors.  The employee later indicated that issues that needed to be resolved included the results of the valuation reports—which were not “satisfactory” and raised “questions in terms of valuation shortfall”—and Mozambique’s reluctance to disclose the ProIndicus loan in the offering circular for the EMATUM Exchange.

•                  On or about March 3, 2016, Credit Suisse Director 2 forwarded notes of a discussion he had had with Do Rosario to other Credit Suisse executives and senior employees, several of whom were in the Reputational Risk function, as well as to Singh. The notes reflected that Credit Suisse Director 2 shared the results of Credit Suisse’s expert valuations with Do Rosario, including the shortfall of hundreds of millions of dollars, after which Do Rosario asked the executive if Credit Suisse’s due diligence “had focused on whether funds had been diverted by [Privinvest].” Credit Suisse Director 2 “explained that [Credit Suisse’s] due diligence had ‘focused on the Use of Proceeds.’” Credit Suisse Director 2 stated that Do Rosario explained that “he does not feel that [Privinvest] has taken advantage of EMATUM & that [Privinvest] has provided value overall.”

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•                  On or about March 3, 2016, a Reputational Risk meeting occurred within Credit Suisse regarding the EMATUM Exchange.  Concerns were raised about the valuation shortfall, noting that a shortfall of $250 million was “difficult to understand.” A compliance executive explained that Credit Suisse had been reviewing the valuation reports from a regulatory perspective and stated that Credit Suisse had “an obligation to report if there [was] a reasonable suspicion of financial crime” which could lead to “potential issues” and a “formal referral under the [UK] Proceeds of Crime Act,” but that compliance executive was also “reassured by the reaction from EMATUM.”  A Credit Suisse Director said Do Rosario (who himself was secretly receiving bribe payments) had informed Credit Suisse that he was “concerned but not alarmed” regarding the external valuations. The compliance executive also advised that the corruption risk, which another employee noted Credit Suisse had reviewed in 2013, “did not appear to have crystallised” and so “on balance [the valuation shortfall] did not appear to pose a reasonable suspicion [of] financial crime that would require a filing.”

•                  In reliance on the “rationale presented by the business [team],” the compliance department’s “confirmation of no objection,” the condition that no new funds would be raised, and that assisting with the restructuring was economically the best outcome for current investors and Mozambique, the EMATUM Exchange was internally approved.

According to the Statement of Facts, despite the use of proceeds concerns raised by the significant valuation shortfall and other previously identified red flags, which underscored the risk that the EMATUM proceeds had been used for corruption and bribery, Credit Suisse approved the EMATUM Exchange.  Although Credit Suisse did disclose in investor documents that it had been “widely reported in the press that the proceeds of the [LPNs] had been used in part to purchase defense equipment,” and that “subsequent press reports [had] also called into question whether all of the proceeds of the [LPNs] were used for authorized or appropriate purposes,” Credit Suisse did not disclose any of the information Credit Suisse had about the significant shortfall between the price Privinvest charged EMATUM for the purchase of assets and the value of those assets.

•                  Credit Suisse also, in the EMATUM Exchange documentation:

•                  Included false and misleading statements regarding the use of proceeds of the original EMATUM loans.

•                  Failed to disclose kickbacks to Singh, Pearse and Subeva, of which Singh was aware.

•                  Although Credit Suisse did disclose that it had been “widely reported in the press that the proceeds of the [LPNs] had been used in part to purchase defense equipment,” and that “subsequent press reports [had] also called into question whether all of the proceeds of the [LPNs] were used for authorized or appropriate purposes.” Credit Suisse did not disclose any of the information Credit Suisse had about the significant shortfall between the price Privinvest charged EMATUM for the 27 boats and the fair market value of those boats.

•                  Also failed to disclose the existence of the ProIndicus and MAM loans, and their maturity dates, and instead disclosed that Credit Suisse and VTB Bank “have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and have performed and continue to perform services for the Issuer and its affiliates in the ordinary course of business for which they have received and for which they will in the future receive, fees. … In particular, an affiliate of [CSSEL] has a lending relationship with a wholly-owned state entity whose obligations have the benefit of a guarantee from Mozambique.”

•                  By agreeing to the EMATUM Exchange, which delayed the EMATUM loan repayment date, Credit Suisse knew that EMATUM loan participation note investors were agreeing to be paid after any other investors in other Mozambique government loans that matured earlier, such as ProIndicus. Credit Suisse arranged the ProIndicus loan and was also an investor in the ProIndicus loan. As a result, by extending the EMATUM loan repayment date through the EMATUM Exchange, Credit

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Suisse would be repaid on its investment in the private ProIndicus loan before EMATUM Securities investors were repaid.

•                  During the investor road show for the EMATUM Exchange, Credit Suisse and Do Rosario and the then Minister of Finance for Mozambique did not inform investors of (1) the significant valuation shortfall and risk that loan proceeds were improperly diverted, including to bribes; (2) the existence or maturity dates of the ProIndicus and MAM loans; (3) that Mozambique had not disclosed its true level of debt to the ProIndicus and MAM loans to the International Monetary Fund (“IMF”); and (4) kickbacks paid to Credit Suisse bankers in connection with the EMATUM loan.

The Pleading Entity has agreed to resolve the action brought by the Department of Justice through a plea agreement presented to the District Court on October 19, 2021 (the “Plea Agreement”). Under the Plea Agreement, the Pleading Entity agreed to enter a plea of guilty to the charge set out in the Information (the “Plea”). In addition, the Pleading Entity will make an admission of guilt to the District Court. Applicants expect that the District Court will enter a judgment against the Pleading Entity that will require remedies that are materially the same as those set forth in the Plea Agreement. On October 19, 2021, in connection with the Plea, the ultimate parent of the Pleading Entity, CS Group, entered into a Deferred Prosecution Agreement (the “DPA”) with the Criminal Division, Money Laundering and Asset Recovery Section and Fraud Section of the Department of Justice, and the United States Attorney’s Office for the Eastern District of New York (collectively, the “Offices”).

Under the Plea Agreement, the Pleading Entity agreed, among other things, as follows: First, the Pleading Entity shall cooperate fully with the Offices in any and all matters relating to the conduct described in the Plea Agreement and the Statement of Facts and other conduct under investigation by the Offices or any other component of the Department of Justice at any time during the term of the DPA (the “Term”) until the later of the date upon which all investigations and prosecutions arising out of such conduct are concluded or the end of the Term. Second, at the request of the Offices, the Pleading Entity shall also cooperate fully with other domestic or foreign law enforcement and regulatory authorities and agencies, as well as the Multilateral Development Banks in any investigation of the Pleading Entity, CS Group, its affiliates, or any of its present or former officers, directors, employees, agents, and consultants, or any other party, in any and all matters relating to the conduct described in the Plea Agreement and the Statement of Facts and any other conduct under investigation by the Offices or any other component of the Department of Justice. Third, should the Pleading Entity learn during the Term of any evidence or allegations of conduct that may constitute a violation of the federal wire fraud statute had the conduct occurred within the jurisdiction of the United States, the Pleading Entity shall promptly report such evidence or allegation to the Offices. Fourth, the Pleading Entity agrees that any fine imposed by the District Court will be due and payable as specified in Paragraph 19 of the Plea Agreement—which recommends requiring the Pleading Entity to pay a $500,000 criminal fine as part of the total criminal penalty required by the DPA, as described below—and that any restitution imposed by the District Court will be due and payable in accordance with the District Court’s order. Finally, the Pleading Entity agrees to commit no further crimes and to work with Credit Suisse in fulfilling the obligations of Credit Suisse’s DPA.

C.                                    Other Orders and Investigations Related to the Conduct

U.S. Department of Justice Deferred Prosecution Agreement

In the DPA, CS Group agreed to continue to cooperate fully with any ongoing Department of Justice or non-U.S. investigations of the Conduct, including making witnesses available for testimony in any proceedings; producing relevant documents to the Department of Justice and consenting to those documents’ production to domestic and non-U.S. law enforcement and law enforcement authorities; and to reporting any additional violations of the federal wire fraud laws to the Department of Justice.  CS Group also agreed to continue to make certain enhancements to its existing compliance program, and to make

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annual reports to the Department of Justice about those enhancements, as set out in Attachment C to the DPA, on an annual basis for three years.

Securities and Exchange Commission Cease-and-Desist Order

The SEC entered a cease-and-desist order (the “SEC Order”) on October 19, 2021 against CS Group concerning three sets of violations of the federal securities laws. The SEC Order finds that CS Group violated Sections 13(b)(2)(A) and 13(b)(2)(b) of the Exchange Act (the “books and records and internal controls” provisions) in connection with each of the ProIndicus, EMATUM and EMATUM Exchange transactions.  The SEC Order also finds that CS Group violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, and Sections 17(a)(1), (2), and (3) of the Securities Act of 1933 (the “Securities Act”) in connection with the EMATUM LPN transaction.  Finally, the SEC Order finds that CS Group violated Securities Act Sections 17(a)(2) and (3) with respect to the EMATUM Exchange transaction.

Specifically, with respect to the ProIndicus transaction, the SEC Order states that Credit Suisse violated the Exchange Act’s books and records and internal controls provisions.  Although the SEC Order does not specify precisely which facts in the ProIndicus summary gave rise to the relevant violations, according to the SEC Order, “CS Bankers were able to carry out [their] scheme as a result of deficiencies in Credit Suisse’s internal accounting controls, unreasonable reliance on the CS Bankers to structure the deal, and inadequate appreciation of bribery risks that came to the attention of the bank’s reputational risk, credit risk and compliance groups.”

With respect to the EMATUM LPN transaction, the SEC Order also does not state precisely which facts give rise to which violation.  However, as to the violations of Exchange Act Section 10(b) and Rule 10b-5 thereunder, and Sections 17(a)(1), (2) and (3) of the Exchange Act, the SEC Order sets out, inter alia, the following as disclosure failures and/or elements of the alleged scheme to defraud:

•                  That the loan proceeds would only be used to finance a domestic tuna fleet, and would not be used for any corrupt purpose;

•                  That Credit Suisse failed to disclose material information regarding Mozambique’s level of indebtedness, which Credit Suisse knew but that was not otherwise known to investors (including information not in IMF reports); and

•                  Conflicts of interest as a major lender to ProIndicus, which would receive interest and principal payments before EMATUM bondholders.

With respect to the EMATUM Exchange transaction, which is the subject of alleged violations of Securities Act 17(a)(2) and (3), the SEC Order alleges the following as supporting the violations of these provisions:

•                  Failure to disclose conflicts of interest between Credit Suisse’s position in the ProIndicus loan, and VTB Bank’s position in ProIndicus and MAM, and Exchange bondholders’ position in the EMATUM Exchange bonds;

•                  Failure to disclose the “valuation gap”—i.e., the difference between the appraised value of the EMATUM vessels and loan amounts; and

•                  The true levels of Mozambique’s debt levels and the risk of default of Mozambique on the EMATUM Exchange bonds.

With respect to the ProIndicus Extension (as defined below), which does not appear in the Statement of Facts and was a transaction in 2014 in which no funds flowed to Privinvest or ProIndicus, but rather payment terms and maturity dates on the original ProIndicus loans were extended (the “ProIndicus

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Extension”), the SEC Order alleges violations of the books and records and internal controls provisions because Credit Suisse failed to provide reasonable assurance that the transaction was executed in accordance with management’s general or specific authorization and continued to maintain books and records that did not reflect the true nature of the loan and use of proceeds.

Moreover, the SEC Order alleges that the Credit Suisse bankers, who received kickbacks in connection with the transactions referenced in the Statement of Facts associated with the Plea, hid the corruption scheme and their kickbacks from other members of Credit Suisse management.  It further alleges that the Credit Suisse bankers were able to carry out the long-running scheme as a result of Credit Suisse’s deficient internal accounting controls environment, in which the bank acted unreasonably in addressing bribery risks associated with the transactions.

According to the SEC Order, the bankers were able to carry out the scheme because Credit Suisse placed unreasonable reliance on the corrupt Credit Suisse bankers to structure both the ProIndicus and EMATUM deals, and had inadequate appreciation of bribery risks that came to the attention of the bank’s reputational risk, credit risk and compliance groups.

As to Credit Suisse with respect to the EMATUM transaction, the SEC Order alleges that Credit Suisse moved forward with the transaction despite the following risks:

•                  Based on the ProIndicus due diligence review, Credit Suisse understood the corruption risks associated with certain individuals associated with Privinvest.

•                  The EMATUM transaction presented virtually identical irregularities and risks as the ProIndicus transaction.

•                  The EMATUM transaction involved another maritime contractor affiliated with a person who was identified as potentially corrupt.

•                  Credit Suisse remitted funds to an entity controlled by an individual associated with Privinvest instead of Mozambique or the state-owned entity obtaining the securitized financing.

•                  The financing had not gone through an approval process with the Mozambique parliament.

•                  Credit Suisse also learned that a due diligence questionnaire in connection with the ProIndicus transaction reflected that Privinvest and its related entities were not selected from a competitive bidding process, but rather, from “high level connections” between Privinvest and the Mozambican government.

•                  Credit Suisse agreed to the total financing amount for EMATUM, including the $51 million increase for covering interest payments for which ProIndicus was responsible, without determining how the additional funds to Privinvest would be utilized.

In connection with the ProIndicus Extension, the SEC Order also alleges that Credit Suisse was aware of several risks, including:

•                  That ProIndicus was operating at a loss, was about to default on its next interest payment, and that its auditor had doubts concerning its ability to continue as a going concern.

•                  The due diligence for the ProIndicus and EMATUM deals had revealed potential risks that the transactions could be executed outside of management’s general or specific authorization.

•                  Press outlets had reported that funds from the EMATUM financing (which was structured similarly to ProIndicus), may have been diverted.

•                  Pearse and Subeva, who had structured the ProIndicus deal in July-September 2013, had left Credit Suisse to work at an entity owned and controlled by Privinvest—and were now representing Mozambique in negotiating the ProIndicus Extension, which took place in November-December 2014. That Pearse and Subeva began working at the Privinvest-affiliated entity before

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they left Credit Suisse in 2013 was unknown to anyone at Credit Suisse other than Surjan Singh, who along with Pearse and Subeva pleaded guilty to federal felonies in connection with this matter.

The SEC Order states that in approving the ProIndicus Extension transaction despite these risks, Credit Suisse failed to provide reasonable assurance that the transaction was executed in accordance with management’s general or specific authorization.

With respect to the EMATUM Exchange, the SEC Order alleges similar red flags to those mentioned in the Statement of Facts, including an allegation about the shortfall in valuation relating to the assets purchased with the EMATUM proceeds.  The SEC Order also alleges that Credit Suisse knew or should have known that the debt disclosures provided by Mozambique and its counsel, which were included in the EMATUM Exchange offering materials, failed to properly disclose Mozambique’s total debt levels.  Instead, according to the SEC Order, the disclosures in the offering documents prepared by Credit Suisse merely included a series of debt tables, which did not properly disclose the true nature of Mozambique’s debt and significant risk of default.  The SEC Order alleges that there were risks and red flags presented, and that Credit Suisse unreasonably accepted Mozambique’s contention that the debt figures in an IMF country report were accurate and inclusive of all guarantees, and that the final disclosure materials did not need to include an itemized list of the prior non-public debts.  Credit Suisse accepted the debt as presented by Mozambique and its counsel.  The SEC Order alleges that Credit Suisse knew or should have known that the debt figures used in an IMF country report did not include all of Mozambique’s debt.

In addition to these findings, the SEC Order requires CS Group to pay a civil money penalty of $65 million, disgorgement of $26,229,233 and prejudgment interest of $7,822,639.

Swiss FINMA Decree of September 17, 2021

The Swiss Financial Market Supervisory Authority (“FINMA”) also announced on October 19, 2021 that it is making public its findings that Credit Suisse failed to adequately manage the risks associated with the Mozambique transactions at the Group and UK subsidiary level, and that Credit Suisse failed to file a Suspicious Activity Report (“SAR”) in Switzerland in connection with related private banking transactions in 2016.  In response, FINMA will require an implementation audit to ensure certain remedial actions are properly implemented by late 2022, and a commissioner will be appointed to review a representative sample of current sovereign lending files as well as the correct application of Swiss anti-money laundering thresholds that require a SAR filing. Until the implementation auditor has verified the implementation of Credit Suisse’s remedial measures, Credit Suisse will be subject to business restrictions associated with lending transactions in certain frontier emerging markets.

UK Financial Conduct Authority Warning Notice

The FCA also has imposed an order on CSSEL, CSi and Credit Suisse AG London Branch in connection with the resolution of the FCA’s investigation into the Mozambique transactions.  That order charges Credit Suisse with breaches of Principles 2 and 3 of the FCA Handbook’s Principles for Business. Principle 2 requires a regulated firm “conduct its business with due skill, care and diligence.” Principle 3 requires a firm to “take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems.” CSi, CSSEL, and Credit Suisse AG London Branch will be entering into a settlement in connection with these breaches in connection with substantially the same facts as set out in the Statement of Facts.

According to the Warning Notice, Credit Suisse breached Principle 3 and SYSC 6.1.1R because it failed to sufficiently prioritize the mitigation of financial crime risks, including corruption risks, within its emerging markets business; it lacked an adequate financial crime strategy for the management of those

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risks, and as a result, the risk management systems it had in place were not adequate.  Principle 2 required Credit Suisse to conduct its business with due skill, care and diligence.  The Warning Notice states that Credit Suisse breached Principle 2 on multiple occasions during the relevant period by failing to adequately assess the risks related to the EMATUM LPN and Exchange transactions.

III.                              Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any RIC, or as principal underwriter for any Open-End Fund, UIT or FACC if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct” as a broker, dealer or bank, among other things. Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

Taken together, Sections 9(a)(1) and 9(a)(3) would in the context of the Plea Agreement have the effect of precluding each Fund Servicing Applicant from acting as an investment adviser, sub-adviser or depositor for any Fund that is a RIC or as a principal underwriter for any Fund that is an Open-End Fund, UIT or FACC. The Plea Agreement would result in a disqualification of each Fund Servicing Applicant for 10 years under Section 9(a)(3) because the Pleading Entity is an Affiliated Person of each of the Fund Servicing Applicants within the meaning of Section 2(a)(3)(C) of the Act and would become the subject of a conviction described in Section 9(a)(1). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to any Fund.

Section 9(c) of the Act provides that: “[t]he Commission shall by order grant [an] application [for relief from the prohibitions of subsection 9(a)], either unconditionally or on an appropriate temporary or other conditional basis, if it is established [i] that the prohibitions of subsection (a), as applied to such person, are unduly or disproportionately severe or [ii] that the conduct of such person has been such as not to make it against the public interest or protection of investors to grant such application.” In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on: whether the parties seeking relief had any involvement in the conduct that serves as the basis for the disqualification under Section 9(a) and whether such conduct has been remedied.(12)

IV.                               Statement in Support of Application

In support of their position that the Commission should issue the Orders, Applicants assert that, absent relief, the prohibitions of Section 9(a) would be unduly or disproportionately severe, and that the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption. In support of this assertion, Applicants state the following:

(12)  See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

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A.                                    The Limited Scope of Misconduct

The Conduct did not involve any of the Fund Servicing Applicants. The Conduct similarly did not involve any Fund with respect to which the Fund Servicing Applicants engage in Fund Servicing Activities, and none of the Funds ever participated in the offerings or transactions at issue or acquired the subject securities or loans in the secondary market.(13) Barring the Fund Servicing Applicants from providing Fund Servicing Activities as a result of the Conduct—in which the Fund Servicing Applicants played no part—would be unduly and disproportionately severe.

The Conduct involved the corrupt actions of three now-former Credit Suisse employees, based in London working in the Emerging Markets Global Financing Group Central and Eastern Europe Middle East and Africa subunit, and a number of failures of internal control and other failures associated with two loan transactions and two securities transactions between 2013 and 2016.

Pearse, Singh and Subeva are no longer employed by any Credit Suisse affiliate: Pearse and Subeva left Credit Suisse’s active employment over eight years ago, between July and September 2013. Singh left Credit Suisse in 2017. The three employees were part of a wholly separate legal entity, separate business division, and separate supervisory structure from the Fund Servicing Applicants and had no connection whatsoever with or input into the Fund Servicing Applicants’ business. Additionally, the internal control and other failures that were part of the Conduct did not involve the Fund Servicing Applicants.

Since the ProIndicus and EMATUM, transactions, and as described in detail below, Credit Suisse has implemented significant remedial actions to prevent recurrence of the conduct as set out in the Plea, and has completely overhauled its risk management systems and controls surrounding its emerging and frontier markets lending business to address risk management surrounding that business.  These compliance and risk management enhancements are significantly broad remedial measures targeted not only at the conduct in the Plea.

These measures were adopted in response to and as a result of an independent review (conducted by a specialist consultancy focused on the financial services industry) of the control environment at Credit Suisse’s UK operations in connection with the ProIndicus and EMATUM transactions.  Credit Suisse has also disciplined and withheld compensation from certain employees involved in the conduct. While the specific, criminal wrongdoing by individuals that gave rise to CSSEL’s plea was not known to anyone at Credit Suisse other than Messrs. Singh and Pearse, and Ms. Subeva, the additional control and other failures that are also the subject of the Plea Agreement and the SEC Order, such as the inadequate appreciation of the risks of bribery by Privinvest of Mozambican officials (and, indeed, the risk of corruption of Credit Suisse’s own employees by Privinvest) have also been addressed by the systemic changes to Credit Suisse’s emerging markets lending compliance systems and controls, industry-wide reforms, and the transaction-specific measures Credit Suisse has taken in response.  As the independent compliance expert has reviewed, Credit Suisse has reconstructed its compliance training program since 2013 and rolled out relevant portions of that program to its worldwide workforce; these compliance training changes have occurred since 2013 and have been conducted periodically since then, including after 2016, both in response to the conduct at issue in this matter and in response to the very significant risk management and compliance investments Credit Suisse has made globally since 2015, independent from its remediation of the issues associated with this matter. In addition, as part of Credit Suisse’s settlements with the Department of Justice and the SEC, including pursuant to the DPA as described in detail below, Credit Suisse is required to continue to implement and enhance its compliance program and take additional remedial and compliance-related steps,

(13)  No representation is made in respect of the Funds that were not advised or sub-advised by any of the Fund Servicing Applicants during the period of the Conduct.

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as set out in Attachments C and D to the DPA.  In accordance with Attachment D to the DPA, Credit Suisse also is required to file self-reports to the Department of Justice regarding its compliance and remediation measures for a period of three years.

The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”(14) At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large, global financial service organizations as are Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a Fund would have to be deprived of its management or distribution because of charged violations that do not relate in any way to Fund Servicing Applicants’ Fund Servicing Activities or other offered services that are not classified as Fund Servicing Activities in this Application.  In the absence of improper practices relating to their Fund Servicing Activities, therefore, Applicants submit that Section 9(a) should not operate to bar the Fund Servicing Applicants from serving the Funds and their shareholders. In short, the conduct of Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.                                    Hardships on the Funds and their Shareholders

The inability of the Fund Servicing Applicants to continue providing investment advisory and underwriting services to Funds would result in the Funds and their shareholders facing potential hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Fund Servicing Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds, and result in the termination of advisory and sub-advisory relationships that the Funds’ Boards (including a majority of the disinterested directors or trustees) have determined to be in the best interests of the Funds. Certain Fund Servicing Applicants and their predecessor entities have been advising investment companies for several decades. Many shareholders have longstanding investments and relationships with the Funds. In that regard, certain Fund Servicing Applicants or their predecessors have been servicing Funds since the mid-1980s.

Each Fund Servicing Applicant that serves as an adviser to Funds has developed a familiarity and expertise with each particular Fund’s operations, and replacing the Fund Servicing Applicants with other advisers would result in inefficiencies and potential loss of investment during a transition period, as during such a transition to another investment manager, the new investment team may not be in a position to transact due to operational factors as well as lack of knowledge of each Fund’s portfolio. This loss would be completely unwarranted as a result of Conduct unrelated to any Funds or to any Fund Servicing Applicants and resulting from actions taken by personnel or a separate division of CS Group and resident in a different location from Applicants.

If the waivers requested by this Application are not granted, the Fund Servicing Applicants’ Fund Servicing Activities would come to a halt until a new adviser is appointed. A new adviser would then have to familiarize itself with the investment strategies and portfolios of each Fund, resulting in a disruptive transition of investment management services provided to the Funds and potentially causing the Funds to forgo investment opportunities, all of which would result in investor harm. Further, a replacement adviser

(14)  Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

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may not be willing to provide the same services for the same fees that a Fund Servicing Applicant currently provides, which could have adverse economic consequences for the Funds and their investors.

Faced with the uncertainty that would result from prohibiting the Fund Servicing Applicants from continuing to serve the Funds, a significant number of investors could decide to redeem shares of the Open-End Funds, which would frustrate efforts to manage effectively those Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders and lead to adverse tax consequences for shareholders. Shareholders of the closed-end Funds could seek to sell their shares on the secondary market, which could result in widening discounts between the price of such shares and their underlying net asset value.

In addition, although successor investment advisers or sub-advisers could replace the Fund Servicing Applicants, disqualifying the Fund Servicing Applicants could result in substantial costs to the Funds and others because of the need to obtain Board and shareholder approvals of new investment advisory or sub-advisory agreements with the new adviser or sub-adviser which in turn may elect to engage different service providers, which could also create costs and cause disruption.(15) Specifically, costs associated with the disqualification would include costs related to: (i) identifying a suitable successor investment adviser or sub-adviser, including performing due diligence on such potential successor; (ii) calling a special meeting (or meetings) of the Boards; (iii) preparing, printing and mailing proxy materials to all shareholders; (iv) actively soliciting shareholder proxies and tabulating those proxies; and (v) holding the shareholder meetings. In addition, the Funds would have to expend time and other resources to engage their preferred substitute advisers or sub-advisers and principal underwriters and negotiate terms and restructure other service arrangements in accordance with those typically used by those advisers and underwriters.

Moreover, shares of the Funds are held by participants in a number of defined contribution plans. Disqualifying the Fund Servicing Applicants could result in disproportionately severe hardship to those participants, as defined contribution plans often have only a few or, in some cases, only one investment option per asset class and one suite of target date funds, and participants may not be able to switch to a suitable replacement fund. Defined contribution plan participants are thus more likely to incur the increased costs of conducting a proxy process because they have limited options for transferring their investments in the Funds to alternative investment options should they desire to do so when faced with the uncertainty associated with appointing a new investment adviser and sub-adviser (as applicable). Plan trustees also would incur additional time and expense in selecting replacement funds. The prohibitions of Section 9(a) could therefore harm defined contribution plan participants disproportionately compared to the harm caused to shareholders outside of such a plan.

The disqualification of CSSU from serving as principal underwriter to Funds would also result in hardship to those Funds that are Open-End Funds and their shareholders. Not only would the Funds have to devote time and resources to find and engage substitute principal underwriters, but those underwriters may not be able to replicate the selling network established by CSSU. The selling network includes longstanding relationships with third-party intermediaries, including clearing houses, broker-dealers and wire houses, insurance companies, and banks. CSSU has committed capital and other resources to establish expertise in underwriting the securities of Funds and to establish distribution arrangements for Fund shares through its selling network. CSSU currently has a team of 29 representatives supporting its distribution efforts on behalf of the Funds whose objective is to increase Fund assets. Having a dedicated distribution team and an extensive selling network supports greater economies of scale from increased Fund assets, which, in turn benefits investors. Replacing CSSU with principal underwriters that do not have established

(15)  This would not apply to the advised ESCs, because, consistent with the ESC Orders, the ESCs do not have independent boards of directors.

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distribution arrangements with the Funds could lead to significant redemptions—as current investors have chosen to use Credit Suisse and its underwriting services through CSSU and forcing a replacement underwriter they did not choose could lead to investor redemptions—and lower sales and could require the Funds to spread their expenses over a smaller asset base, to the financial detriment of shareholders. Without relief under Section 9(c), CSSU would be prevented from offering Open-End Fund share distribution services.

Therefore, the Section 9(a) disqualifications would be unduly and disproportionately severe with respect to the financial interests of the Funds and their shareholders, particularly given that no Fund Servicing Applicants and none of their employees were involved in the Conduct and that the Conduct did not involve the Funds or Fund Servicing Activities. The prohibitions of Section 9(a) could, as a result, operate to the financial detriment of the Funds and their shareholders.

C.                                    Adverse Effect on Applicants

If the Fund Servicing Applicants were prohibited under Section 9(a) from providing Fund Servicing Activities to the Funds and were unable to obtain the requested Orders, the effect on their businesses and employees (most of which are in the United States) would be severe. The Fund Servicing Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds with a view to continuing and expanding this business. The Fund Servicing Applicants and all other Covered Persons, would be precluded from participation in searches for advisory assignments for Funds, which would put them at a competitive disadvantage. Further, if the Orders are not issued, highly valued long-term client relationships would be disrupted and the Fund Servicing Applicants, and all other Covered Persons would be precluded from offering advisory services that represent a valuable part of the total financial services they offer. Prohibiting the Fund Servicing Applicants from providing Fund Servicing Activities would also negatively impact their ability to offer clients a complete range of financial services. In the case of CSAM, the effects would be particularly significant, as investment advisory services to Funds (excluding ESCs) represent approximately 9.01% of assets under management in the United States as of June 30, 2021. As a result, without relief under Section 9(c), CSAM would lose a significant part of its business, potentially leading to layoffs of personnel.

If CSSU were prohibited under Section 9(a) from continuing to provide underwriting services to the Funds and were unable to obtain the requested exemption, the effect on its current business and employees would be significant. CSSU has committed substantial resources to establish expertise in underwriting the securities of the Funds that are Open-End Funds and to establish distribution arrangements for Open-End Fund shares. Currently, 29 CSSU representatives work to support the distribution of the Funds and maintain their securities licenses and registrations with CSSU. As discussed below, these representatives are employed by CSAM, and thus are subject to the same informational barriers imposed on all CSAM employees. Without relief under Section 9(c), CSSU would lose a significant part of its business, potentially leading to layoffs of personnel.

Disqualifying CSAM from continuing to provide investment advisory services to the ESCs is not in the public interest or in furtherance of the protection of investors, and such disqualification would frustrate the expectations of the eligible employees who invested in the ESCs. Because the ESCs have been formed for certain key employees, officers and directors of CSAM and its affiliates, it would not be consistent with the purposes of the employees’ securities company provisions of the Act and it would be impermissible under the terms and conditions of the ESC Order to require another entity not affiliated with CSAM to manage the ESCs. In addition, participating employees of CSAM and its affiliates likely subscribed for interests in the ESCs with the expectation that the ESCs would be managed by a CS Group-affiliated entity. With respect to the ESCs, disruption of investment strategies caused by a replacement

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investment adviser could inflict investment losses on the shareholders that they could not avoid, as ESCs typically do not offer redemption rights.

Approximately 135 employees of the Fund Servicing Applicants are actively involved in the provision of Fund Servicing. Prohibiting the Fund Servicing Applicants from serving as investment adviser or sub-adviser of or principal underwriter for Funds would not only adversely affect the Fund Servicing Applicants’ businesses, but also the Fund Servicing Applicants’ employees. For these reasons, the imposition of the Section 9(a) disqualification on the Fund Servicing Applicants would be unduly and disproportionately severe.

D.                                    Absence of Any Connection Between the Misconduct and Applicants’ Fund Servicing Activities

The Conduct did not involve any of Fund Servicing Applicants, each of which maintains comprehensive compliance and control functions that act to separate the Fund Servicing Applicants’ business activities from other Credit Suisse entities. In that regard, the Pleading Entity does not and will not serve in any of the capacities described in Section 9(a) of the Act.

The Conduct did not involve any Fund, or the assets of any Fund, and none of the Funds ever bought any loans or securities offered in the transactions at issue; nor did they acquire such loans or securities in the secondary market. While CSAM and CSAML are part of CS Group and incorporate certain compliance controls that are imposed throughout the Credit Suisse enterprise, CSAM and CSAML have supplemented those enterprise-wide compliance controls with a tailored and comprehensive compliance program to ensure adherence to all applicable laws and regulations. Although the Pleading Entity is based in the UK, CSAM and CSAML are physically and informationally separate from the employees of the Pleading Entity with separate and distinct reporting lines to the Chief Executive Officer of CS Group. CSAM and CSAML do not share any work areas with the Pleading Entity, and any walled off areas require card key access for authorized employees. CSAM and CSAML also do not share personnel with the Pleading Entity. Furthermore, as a general matter, the Funds do not transact with other Credit Suisse entities as a result of the restrictions under the Act, among other limitations. The Funds do not currently underwrite or engage in any direct lending transactions, domestically or in emerging markets, such as those that were at issue in connection with the Conduct.

In addition, CSAM and CSAML carry out a separate compliance training curriculum that supplements Credit Suisse’s enterprise-wide trainings. CSAM and CSAML employees receive training on asset management-related topics from the dedicated Asset Management Compliance personnel.

CSSU’s principal underwriting activities on behalf of the Funds are performed exclusively by individuals who are employed by CSAM.  Any of those employees who perform broker-dealer activities subject to securities licensing and registration requirements maintain such licenses and registrations through CSSU, but, because they are employed by CSAM, their activities are conducted in accordance with the policies and procedures described above, which act to separate CSAM (and its personnel) from the Pleading Entity and Credit Suisse’s other investment banking business lines. Such employees are shielded under the informational barriers in place among CSAM, CSAML, and the Pleading Entity. As a result, CSSU’s Fund Servicing Activities on behalf of the Funds are subject to a supervisory structure that is wholly separate from the Pleading Entity.

For all of the foregoing reasons, disqualifying the Fund Servicing Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given that the Fund Servicing Applicants were not involved in the Conduct. The remedial actions that Credit Suisse has taken or will take to address certain issues that have been identified as having allowed the Conduct to occur are

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being taken at a firm-wide level, and as such will also be implemented at the Fund Servicing Applicants, as applicable.

E.                                    Applicants’ Personnel

Applicants represent that (i) none of the current or former directors, officers or employees of Applicants (other than certain former personnel of the Pleading Entity who were not involved in any of the Fund Servicing Applicants’ Fund Servicing Activities) engaged in the Conduct; (ii) no current or former director, officer, or employee of the Pleading Entity or any Covered Person who previously has been or who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant, CS Group, CSAG, and of any Covered Person; (iii) such directors, officers, and employees and any other person who otherwise participated in the Conduct have had no, and will not have any future, involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (iv) because the directors, officers and employees of Applicants (other than certain former personnel of the Pleading Entity who were not involved in any of the Fund Servicing Applicants’ Fund Servicing Activities) did not engage in the Conduct, shareholders of the Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

Each of the following employees identified in the Statement of Facts as having engaged in the Conduct has been terminated or is no longer employed by any affiliate of the Pleading Entity:

In July 2019, Pearse pleaded guilty to one count of conspiracy to commit wire fraud in connection with conduct that the Department of Justice and SEC has acknowledged was concealed from Credit Suisse and not known by Credit Suisse at the time, was ordered to forfeit $2.5 million, and is currently awaiting sentencing for that crime. Pearse was placed on gardening leave, where he had no authority to act for Credit Suisse in July 2013, and terminated from his employment in September 2013. Pearse was formally employed by CSSEL.

In September 2019, Singh pleaded guilty to one count of conspiracy to commit money laundering in connection with conduct that the Department of Justice and SEC has acknowledged was concealed from Credit Suisse and not known by Credit Suisse at the time and is currently awaiting sentencing for that crime. Other related charges pending against Singh have been dropped. Singh left his Credit Suisse-affiliated employer in February 2017.

In May 2019, Subeva pleaded guilty to one count of conspiracy to commit money laundering in connection with conduct that the Department of Justice and SEC has acknowledged was concealed from Credit Suisse and not known by Credit Suisse at the time, and is currently awaiting sentencing for that crime. Other related charges pending against Subeva have been dropped. Subeva left her Credit Suisse-affiliated employer in August 2013.

Applicants believe the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

F.                                     Remedial Actions

As the DPA and Plea acknowledge, Credit Suisse has implemented and will continue to implement policies and procedures designed to prevent the recurrence of the conduct that is the subject of the Plea Agreement.  In addition, as described below, the DPA will also require certain remedial actions to be undertaken, to the extent that it has not been taken already.

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In addition to cooperating with all regulatory and law enforcement authorities investigating the events in question, Credit Suisse has taken three types of remedial actions in response to, or that bear on this matter: those directly related to the conduct or would have applied to the transactions in question; those implicating the broader risk management systems and controls surrounding the relevant business as a whole; and industry and multilateral reforms designed to address one of the root causes of the issues that arose in connection with these transactions—i.e., frontier market sovereign borrowers’ (and their officials’) ability to keep such transactions confidential.

As to the first category, Credit Suisse has engaged in a detailed review of its policies, procedures, and controls in light of the conduct in question, in order to determine if they could be strengthened.  That review has been undertaken and implemented as part of the significant investments Credit Suisse has been making in its compliance and risk management infrastructure over that period, and in response to the specific findings of its internal investigations and external expert consultants’ reports generated in this matter. Specifically, Credit Suisse engaged an independent market-leading, third-party compliance expert to evaluate, test and review these remedial improvements.

That expert performed a robust, yearlong evaluation of Credit Suisse’s (also referred to herein as the “Bank”) historic and current-state UK systems and controls (“SYSC Review”). That review was principally focused on evaluating the state of Credit Suisse’s compliance enhancements in the wake of the Conduct in 2013 in connection with the ProIndicus and EMATUM LPN transactions; the recommendations, however, also apply to the transaction approval process that took place in 2015-2016 in connection with the EMATUM Exchange transaction. Subsequent internal reviews have also reviewed the 2015-2016 transaction and made their own findings and recommendations, which have been incorporated into the remediation activities set out below. Among other things, the expert provided a positive assessment in its 2019 final report, which noted that Credit Suisse had made significant enhancements to its controls since 2013. The report stated that the enhanced controls appeared to be generally well-designed in accordance with the nature, scale, and complexity of its activities to address financial crime and reputational risks related to bribery and corruption. After the issuance of the report, Credit Suisse continued to work with the expert to implement additional recommendations by the expert. This report followed a 2018 assessment by Credit Suisse’s UK regulators—the Financial Conduct Authority (FCA)—of the Bank’s Anti-Money Laundering framework in place at that time.  In a September 4, 2018 letter to Credit Suisse, after a series of on-site reviews and other assessments, the FCA’s overall conclusion was that “[Credit Suisse has] developed a strong AML framework since the first SAMLP [Systematic Anti-Money Laundering Programme], and we saw evidence of UK Financial Crime Compliance (‘FCC’) and IB senior management setting a strong tone from the top about expected risk management standards.”

The SYSC Review was a voluntary undertaking by Credit Suisse that began in Fall 2018. The review began with a cataloguing of the 2013 compliance environment, followed by a testing exercise that analyzed how Credit Suisse’s systems and controls operated vis-à-vis the Mozambique transactions. The reviewing team subsequently benchmarked the historic controls against peer financial institutions and then current regulatory requirements, and identified areas where the historic controls were not in line. The independent expert then turned to the current-state control environment, and assessed the control enhancements that Credit Suisse had implemented since 2013. The independent expert concluded that Credit Suisse “has made substantial enhancements to its control framework to effectively manage risk.”

Going forward and as a term of Credit Suisse’s settlement with the Department of Justice, pursuant to Attachment C of CS Group’s DPA and in the ordinary course of its business, Credit Suisse will continue to implement controls, policies and procedures described below designed to prevent the recurrence of the conduct that is the subject of the Plea Agreement, as required by the Plea Agreement.  Pursuant to Attachments C and D of the DPA, CS Group will conduct a risk assessment and submit an evaluation report

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of its anti-fraud, anti-money laundering and anti-corruption compliance program to the Department on those activities on an annual basis for the next three years. Likewise, pursuant to Condition 5, CS Group will submit a written report to the Chief Counsel of the Commission’s Division of Investment Management, with a copy to the Chief Counsel of the Commission’s Division of Enforcement setting forth: (i) its remediation efforts to date; (ii) testing conducted to evaluate the effectiveness of its anti-corruption and anti-money laundering compliance program and results of that testing; and (iii) proposals to ensure that its anti-corruption and anti-money laundering compliance program is reasonably designed, implemented and enforced so that the program is effective in deterring and detecting violations of fraud, money laundering, FCPA and other applicable anti-corruption laws (“Remediation Report”). CS Group will submit the Remediation Report within 30 days of each anniversary of the Permanent Order (until and including the third such anniversary). CS Group’s first such report will be signed by its chief executive officer and chief compliance officer.

As noted above, and described in more detail below, Credit Suisse has taken significant actions internally in connection with its own employees, compliance systems, training, policies and procedures and other items, as they relate to the controls issues and red flags in this case. Additionally, Credit Suisse has taken a leadership position globally, on its own initiative, to remediate what it believes to be one of the root causes of the Conduct—the fact that sovereign governments in emerging markets, especially those susceptible to corruption, are able to keep their sovereign borrowing and sovereign guaranteed transactions secret from the public. In response, in order to eliminate confidential sovereign borrowing transactions from the market (which corrupt officials in those countries can manipulate for their own benefit) Credit Suisse has developed—and has implemented unilaterally in its own transactions pending widespread collective industry action and approval—the Transparent Lending Covenant (the “TLC”). Under the TLC (as described in further detail below), Credit Suisse and other private lenders that have adopted similar policies in accordance with the Principles for Debt Transparency (as also described below) will commit to disclose publicly the key terms of covered financings, ensuring that sovereign borrowing decisions are open and known to the people in whose name sovereign debts are incurred. Furthermore, pursuant to Condition 5, CS Group will submit a written report to the Chief Counsel of the Commission’s Division of Investment Management, with a copy to the Chief Counsel of the Commission’s Division of Enforcement setting forth: (i) any affirmative steps taken by Credit Suisse consistent with its commitment to increase transparency as it relates to sovereign borrowing and transactions; (ii) any steps taken by Credit Suisse, either unilaterally or in coordination with other market participants, to implement the Principles for Debt Transparency and/or the Transparent Lending Covenant; and (iii) any developments related to widespread collective industry action and approval (the “Multilateral Remedies Report”).  CS Group will submit the Multilateral Remedies Report within 30 days of each anniversary of the Permanent Order (until and including the third such anniversary). CS Group’s first such report will be signed by its chief executive officer and chief compliance officer.

Enhancements to Global Credit Suisse Compliance Function

Internally, Credit Suisse has taken significant remedial steps since the transactions at issue, both in connection with its own ongoing investments in its compliance program, and as part of the undertakings Credit Suisse agreed to in connection with resolving this matter.

Group-Level Board Enhanced Commitment to Compliance

For example, building off a strategic review of Credit Suisse’s entire compliance and risk management function, in 2016 Credit Suisse leadership unveiled a new Compliance and Regulatory Affairs Strategy (“Strategy”) globally and began to implement systematic enhancements. Between 2016 and 2018, Credit Suisse unveiled a series of policy and organizational changes. The goals of the Strategy included: (i) making significant investments in the compliance function, resulting in an over 125% increase in

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compliance spending between 2013 and 2018; (ii) increasing compliance stature at Credit Suisse Group Executive board level by requiring compliance matters to be discussed in regular meetings; (iii) creating a new Credit Suisse Group Executive Board-level position of Chief Compliance Officer; (iv) aligning controls across functions and levels to better manage risk; (v) developing defined statements of risk tolerance for different markets, business lines and geographies; (vi) developing strong processes to increase efficiency/effectiveness of controls; (vii) implementing state-of-the-art technology to improve effectiveness of controls; (viii) enhancing diligence prior to on-boarding new clients, including heightened diligence for prospective clients having any history of alleged violations of anti-corruption laws and new processes for prompt off-boarding of undesirable clients; and (ix) encouraging prompt escalation of misconduct.

Further, Credit Suisse has made a series of major structural changes during the period since the Mozambique transactions to ensure that senior compliance officials have the seniority, visibility, and resources needed to build an industry-leading compliance program. For example, between 2013 and 2018, Credit Suisse increased its overall spending on compliance and risk functions by nearly 125 percent, representing a total spend of 366.8 million Swiss Francs in 2018. During this period, the portion of this budget dedicated to financial crime compliance nearly quadrupled, and Credit Suisse hired over 1,200 additional compliance specialists, which represented a headcount increase of 120%. Since 2018, headcount has increased a further 14.4%. As of the first fiscal quarter of 2021, Credit Suisse has 2,032 dedicated compliance personnel.

Credit Suisse has made numerous enhancements to its internal systems and controls in response to the Strategy, which addresses the internal control weaknesses referenced in the Statement of Facts and the SEC Order. The improvements range from targeted policy changes addressing specific issues arising from the Conduct, to major overhauls in compliance governance firm-wide, to industry-wide initiatives to remedy the root cause of government corruption in emerging markets lending programs. The enhancements include those set out below.

Specialized Oversight and Review of Frontier Market Transactions

In December 2018, Credit Suisse unveiled the first-of-its-kind Sub-Saharan Africa Business Council (“SSBC”) in response to the specialized risks posed by transactions in that region of the world, and in response to lessons learned from the Mozambique matter.  The purpose of this standing committee is to develop region-specific expertise across various business and control functions, transactions including credit risk management, reputational risk, and financial crime compliance.  Per new applicable policy, its mandate includes, among others, monitoring consistency of the Sub-Saharan Africa deal pipeline with the conditions of the overarching regional strategy, special, additional approval authority for relevant transactions once all regular approvals have been received, and consideration as to whether business and market updates should prompt a strategy change. The SSBC is co-chaired by senior cross-divisional business leaders, with active participation of senior Group-level risk and compliance officers, meets quarterly (and can be convened more frequently, as needed), and has ultimate approval authority for all new sovereign lending business in Sub-Saharan Africa.

Due to Sub-Saharan Africa’s unique risks and opportunities, the SSBC was the “flagship” for the new model of regional and sector-specific additional committees required to approve certain types of specialized transactions.  Building on the success of the SSBC, Credit Suisse has since 2020 set up four additional governance councils in other frontier market regions, each of which also convenes members of management, business, and risk and compliance experts. As with the SSBC, approval of the relevant regional business council (where applicable) is mandatory prior to undertaking sovereign lending business. As a result, were the Mozambique transactions to come up today, Group-level, specialist risk management personnel would review any transaction as a programmatic matter and not simply as a matter of first impression.

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Redesigned Reputational Risk Process

Credit Suisse has completely re-configured its approach to reputational risk management since 2013, and in response to this matter.  This has been achieved through material changes to global reputational risk policies, and structural enhancements in the bodies which review reputational risk issues that ensure consistency, senior oversight, and sufficient expertise for all reputational risk-related decision-making.  Unlike in 2013, when the Reputational Risk Approvers (“RRA”) were empowered to make approval decisions without a formal committee structure, Credit Suisse now has standing global and regional reputational risk committees, clear guidelines regarding review and escalation of potential transactions from the regions to Group Level, and a new digital platform to ensure robust documentation of all decisions and availability of pertinent information.

Pursuant to Credit Suisse’s revised Global Reputational Risk Policy, the designated divisional RRAs are senior managers, independent from the business divisions, who make determinations concerning the acceptability of potential reputational risk issues identified in the submission. Regardless of the size of a proposed transaction, the RRA must be independent and otherwise have no role in the proposed transaction, which represents a policy enhancement since 2013. The RRA is responsible for assessing whether the identified reputational risks and the mitigation presented by the business (and other support areas) are acceptable, and the proposed activity is within Credit Suisse’s risk appetite for reputational risk. As part of the Reputational Risk Review Process (“RRRP”), all relevant “second line of defense” reviewers provide their feedback in writing, which must be documented in the digital RRRP portal. The Divisional Approver, who is the senior business sponsor, then provides an assessment and approval or rejection. Once all of this feedback has been collected, the RRA is responsible for taking a holistic view of all the issues before deciding whether to approve the submission.

As part of this consideration, any applicable policy/procedural guidelines must be taken into account, including the Business with Sovereigns Thematic Risk Statement and any relevant Market Area Risk Appetite (MaRA) statements (MaRAs discussed and defined below). The RRA has the option to approve, approve with conditions, terminate or reject a submission, and, under policy enhancements made since 2013, must now support his or her decision by a comprehensive written rationale. The RRA may also elect to escalate a matter to a higher authority level, including one of several standing reputational risk committees (which were not yet in place at the time of the 2013 Mozambique transactions).  Using the Mozambique transactions at issue as an example, sovereign-related activity with a nexus to a higher-risk jurisdiction (which includes Sub-Saharan Africa generally and Mozambique in particular) is in-scope for escalation to the IB EMEA Divisional Client Risk Committee (“DCRC”) (formerly the EMEA Reputational Risk Committee), and the UK regional committee responsible for reputational risk management in Europe, the Middle East, and Africa (EMEA).  In order for the transaction to be approved, a unanimous approval of all DCRC members would be required.  In addition to the committee members, relevant subject-matter experts are requested to participate in the discussion and share their views with the committee. The RRA or the IB EMEA DCRC is able to escalate further to the Global Client Risk Committee (“GCRC”), the Group-level committee for assessing reputational risk and compliance risks of individual transactions, at their discretion.  In 2020, the GCRC, which is co-chaired by the Group Chief Risk Officer and Group Head of FCC, was formed to assess reputational risk and compliance risks of individual transactions (including both those with existing clients and those with new clients) and performs periodic reviews of risks related to priority or potentially more risky clients.  Transactions such as the EMATUM Exchange, would be subject to significantly enhanced scrutiny at senior levels, by multiple and overlapping disinterested members of the relevant committees and bodies.

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Redesigned Approach to Entering New Markets — Pre-Existing Determination of Risk Appetite

Credit Suisse has developed 23 country-specific Market Risk Appetite Statements (“MaRAs”) that establish a Global framework to holistically assess country risk before particular transactions are considered (as opposed to addressing risk ad hoc on a transaction-by-transaction basis). The MaRAs define and document risk-related restrictions or limits applicable to specific geographical markets, and articulate the standards and principles that must be addressed when various compliance functions, including Financial Crime Compliance and Reputational Risk, assess a new transaction.

Since 2018, Credit Suisse’s thematic risk appetite statements on potentially controversial industries (e.g., investor visas, gaming) have articulated the standards and principles to be addressed when considering RRRP submissions. This includes escalation criteria for consideration at the group-level Global Client Risk Committee. In the third quarter of 2020, the “Business with Sovereigns: Thematic Review” reputational risk appetite was published, as was the thematic risk appetite statement covering activity with sovereign states and state-owned entities. This framework contains general prohibitions and outlines other increased risk factors and activities that require escalation to the GCRC.

The financial crime compliance, reputational risk, and front office teams jointly develop and update MaRAs and Thematic risk appetite statements, which are reviewed annually. When creating a new statement, the authors consider what Credit Suisse hopes to accomplish in the jurisdiction or line of business, what the unique risks are, and what, if any, restrictions should be imposed above and beyond the ordinary controls of Credit Suisse. The authors incorporate key political and economic circumstances, including sanctions and any IMF limitations on sovereign borrowing, and denote these circumstances in the document.

The result of this MaRA development effort is to set up a process control—unlike that which was in place with the Mozambique transactions, which were the first transactions for the Bank in that country—that where the Bank seeks to enter new industries, geographies or markets, it can only do so in a manner that has been specifically approved by Credit Suisse risk management personnel as consistent with the Bank’s risk appetite for a market, region or industry in advance of the transaction.  Conversely, where a transaction is outside Credit Suisse’s risk tolerance for a given market, such a transaction is not considered.

Ongoing Use of Proceeds and Interval Risk Monitoring Requirements

In January 2020, in response to lessons learned from this matter, Credit Suisse implemented a global policy to ensure that repeat or restructuring transactions with existing clients are assessed with “fresh eyes” and receive an appropriate level of scrutiny from compliance functions, including reputational risk. The policy mandates that “prior due diligence may be helpful and reused under limited circumstances only.” Credit Suisse employees now must follow guidelines specifying the type and scope of “fresh” due diligence required prior to seeking approval for a repeat or restructuring transaction. The new policy provides additional guidance to businesses, that are required to obtain the original reputational risk submission, identify original risk areas and mitigation measures, and confirm that they have been complying with and will continue to comply with conditions imposed in the original assessment.  The purpose of this control is to ensure that significant transactions with the same or related clients, or related transactions, taking place close-in-time to those already closed, receive fresh scrutiny by Bank business and compliance personnel not involved in the first transaction.  As set out in the Statement of Facts and SEC Order, review and updating of existing due diligence by disinterested parties did not take place between the ProIndicus and EMATUM transactions, which instead were led by the ultimately corrupt members of the same deal team (Pearse, Singh and Subeva).

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Enhancements to Collection and Sharing of Due Diligence Information

In response to the failure to sufficiently consider the information in the Firm 1 due diligence reports, as set out in the Statement of Facts, and the apparent risk of kickbacks, bribery and corruption they presented in connection with the ProIndicus and EMATUM transactions, in January 2020, Credit Suisse implemented a comprehensive, global policy addressing the role of Enhanced Due Diligence (“EDD”) contractors and treatment of EDD materials. Under the current version of the policy, the Global Financial Crime Compliance Head is required to approve the commissioning of each report and a copy of each finalized report must be sent to the relevant senior stakeholders, including the Divisional Chief Compliance Officer, Divisional Chief Risk Officer and Divisional Credit Officer.   As a result, the fact pattern which transpired in this matter—where the primary consumers of the Firm 1 report in the Reputational Risk and Financial Crime Compliance functions reviewed, did not appreciate the significance of the information presented, and then allowed a short summary, not setting out the most obvious reports of potential corruption (i.e., identifying Privinvest Co-Conspirator 1 as a “master of kickbacks”), to be provided for the approval file to be reviewed by senior CS bankers—no longer is possible, because material information from EDD reports now must be included verbatim in risk assessment materials provided to senior business, risk, and compliance management.

Strengthened Use-of-Proceeds Monitoring in Lending Transactions

Credit Suisse has implemented market-leading practices regarding Use of Proceeds (“UoP”) in Credit Suisse-sponsored financings. This is reflected in a new global control framework in the UoP Policy, which is intended to “enhance [Credit Suisse’s] ability to detect and deter potential fraud or misappropriation of loan proceeds in high-risk situations.” The new global policy requires a detailed assessment of potential UoP risks (using factors set out in depth in an accompanying manual), and the mandatory implementation of tailored UoP controls for all higher-risk sovereign financings and other higher-risk borrowers. Possible mandatory controls include the requirement that loan drawdowns be conducted in tranches in line with project progress, or that the borrower must consent to regular in-person site visits. The controls are an integral part of the Financial Crime and Compliance review and approval process, and issues related to the selection and implementation of controls must be escalated to executive-level committees under certain circumstances. Following a series of employee-training initiatives, the framework and accompanying operation procedures for monitoring use of proceeds became effective in April 2020. With tighter controls and ability to monitor UoP, Credit Suisse has addressed one of the key issues in the Statement of Facts—i.e., that allegations in the press in 2013 arose as to the use of proceeds from the EMATUM loan, and Credit Suisse was unable to determine anything other than the existence of a significant valuation gap between the loan amounts and value of the assets in question.  With greater ability to monitor UoP, Credit Suisse has implemented a control intended to allow it to identify and avoid potentially risky situations more quickly.

Strengthened Electronic Surveillance Tools

Since 2014, Credit Suisse has implemented Data Loss Prevention (DLP) tools in order to ensure confidential Credit Suisse business proprietary information does not leak outside Credit Suisse.  As part of this effort, Credit Suisse has prohibited sending any email containing business-related information from a Credit Suisse email account to any personal email account, and imposed controls on the sending of any emails outside the Bank.

Leadership in Addressing Root Causes of Corruption in Sovereign Lending Transactions

In 2017 in response to this matter, Credit Suisse launched an initiative with the Institute for International Finance (“IIF”) that sought to change market norms regarding sovereign lending.  The

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Principles for Debt Transparency (“Principles”) are a set of voluntary, private sector principles to enhance transparency in sovereign debt markets. Participating financial institutions commit to making timely public disclosures in connection with transactions that involve public sector borrowing within developing countries. Improved transparency in sovereign borrowing is critical for enhancing good governance, ensuring debt sustainability in developing markets and improving access to capital markets for developing world borrowers. The project has received endorsements from the G20, the IMF and multiple finance ministers. The Organization for Economic Co-Operation and Development is the official public repository for data disclosures under the Principles as part of its global anti-money laundering policy. A public portal is slated to be launched in late 2021 or in early 2022.

As a flagship participant in development of the Principles for Debt Transparency, Credit Suisse adopted a new global policy, the TLC, in January 2020 in order to begin implementation of the Principles.  Under the TLC, where a country is subject to monitoring by the IMF, World Bank or equivalent organization, Credit Suisse (as a lender or as an arranger) shall disclose publicly certain data attributes of each sovereign financing transaction with such country to the IMF, World Bank, or equivalent organization either before signing of the relevant loan documentation or thereafter, in which case, not later than three months after the first drawdown. Additionally, the Principles prohibit lending transactions with sovereigns in which the sovereign requires a confidentiality provision that would disallow disclosure to the IMF, World Bank, or equivalent organization. As a result, a transaction like ProIndicus, which was confidential and not disclosed at the time of closing and is one of the subjects of the Plea, would be disclosed to the public up-front, and perhaps would not be consummated at all.

To our knowledge Credit Suisse is the first bank globally to have adopted such a policy. Credit Suisse has committed to full participation and public disclosure of all covered transactions into the public portal once it has been launched.

DPA-Required Remediation

In addition to the remediation already implemented above, in connection with the DPA, Credit Suisse will represent that it has implemented and will continue to implement a compliance and ethics program designed to prevent and detect violations of wire fraud, securities fraud, and anti-money laundering laws, and the U.S. Foreign Corrupt Practices Act (“FCPA”) and other applicable anti-corruption and anti-money laundering laws (the “DPA Attachment C Scope”) throughout its operations, including its subsidiaries. In addition, Credit Suisse will represent that it has undertaken, and will continue to undertake, a review of its existing internal accounting controls, policies, and procedures regarding compliance with the applicable anti-corruption and anti-money laundering laws, and modify them where necessary to ensure that it maintains (i) an effective system of internal accounting controls and (ii) a rigorous anti-corruption and anti-money laundering compliance program.

At a minimum, pursuant to the DPA, Credit Suisse will develop and promulgate a corporate policy against violations of anti-money laundering laws, the FCPA, and its foreign-law counterparts, which policy will be memorialized in a written compliance code. Credit Suisse will ensure that its directors and senior management provide strong, explicit and visible support to its corporate policy against violations of anti-money laundering and anti-corruption laws and its compliance codes, and demonstrate rigorous adherence by example. Credit Suisse will also ensure that middle management, in turn, reinforce those standards and encourage employees to abide by them.

Policies and Procedures

Credit Suisse will develop and promulgate compliance policies and procedures designed to reduce the prospect of violations of anti-money laundering and anti-corruption laws and the firm’s compliance

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code, and will take appropriate measures to encourage and support the observance of ethics and compliance policies and procedures against violation of the anti-corruption laws by personnel at all levels of the firm. The policies and procedures will address: (i) gifts; (ii) hospitality, entertainment, and expenses; (iii) customer travel; (iv) political contributions; (v) charitable donations and sponsorships; (vi) facilitation payments; (vii) solicitation and extortion; (viii) risk-based procedures for conducting ongoing customer due diligence, including ongoing monitoring; and (ix) identification and reporting of suspicious activities. These policies will apply to all directors, officers, and employees and, where necessary and appropriate, outside parties acting on behalf of Credit Suisse. Credit Suisse will notify all employees that compliance with the policies and procedures is the duty of individuals at all levels of the firm.

Credit Suisse will also ensure that it has a system of financial and accounting procedures, including a system of internal controls, reasonably designed to ensure the maintenance of fair and accurate books, records, and accounts. This system will be designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Periodic Risk-Based Review

Credit Suisse will develop its policies and procedures on the basis of a periodic risk assessment addressing the individual circumstances of the firm, in particular anti-money laundering and anti-corruption compliance risks facing the Bank. Credit Suisse will also review its anti-money laundering and anti-corruption policies and procedures no less than annually and update them as appropriate.

Proper Oversight and Independence

Credit Suisse will assign responsibility to one or more senior corporate executives for the implementation and oversight of the firm’s anti-corruption compliance code, policies, and procedures. Such corporate officials shall have the authority to report directly to independent monitoring bodies, including internal audit, the Board of Directors, or any appropriate committee of the Board of Directors, and shall have an adequate level of autonomy from management as well as sufficient resources and authority to maintain such autonomy.

Training and Guidance

Credit Suisse will implement mechanisms designed to ensure that its anti-money laundering and anti-corruption compliance code, policies, and procedures are effectively communicated to all directors, officers, employees, and, where necessary and appropriate, agents and business partners. These mechanisms shall include: (a) periodic training for all directors and officers, all employees in positions of leadership or trust, positions that require such training (e.g., internal audit, sales, legal, compliance, finance), or positions that otherwise pose a corruption risk to the firm, and, where necessary and appropriate, agents and business partners; and (b) corresponding certifications by all such directors, officers, employees, agents, and business partners, certifying compliance with the training requirements. Credit Suisse will conduct training in a manner tailored to the audience’s size, sophistication, or subject-matter expertise and, where appropriate, discuss prior compliance incidents.

Credit Suisse will maintain, or where necessary establish, an effective system for providing guidance and advice on complying with the firm’s anti-corruption compliance code, policies, and

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procedures, including when they need advice on an urgent basis or in any foreign jurisdiction in which the firm operates.

Internal Reporting, Investigation and Enforcement

Credit Suisse will maintain, or where necessary establish, an effective system for internal and, where possible, confidential reporting by, and protection of, directors, officers, employees, and, where appropriate, agents and business partners concerning violations of applicable anti-money laundering and anti-corruption laws or the Bank’s anti-corruption and anti-money laundering compliance codes, policies, and procedures. Credit Suisse will also maintain, or where necessary establish, an effective and reliable process with sufficient resources for responding to, investigating, and documenting allegations of violations. Credit Suisse will handle the investigations of complaints in an effective manner, including routing the complaints to proper personnel, conducting timely and thorough investigations, and following up with appropriate discipline where necessary.

Enforcement and Discipline

Credit Suisse will implement mechanisms designed to effectively enforce its compliance code, policies, and procedures, including appropriately incentivizing compliance and disciplining violations. Credit Suisse will also institute appropriate disciplinary procedures to address, among other things, violations of applicable anti-money laundering and anti-corruption laws or the Bank’s anti-corruption and anti-money laundering compliance codes, policies, and procedures by its directors, officers, and employees. These procedures will be applied consistently and fairly, regardless of the position held by, or perceived importance of, the director, officer, or employee. In addition, Credit Suisse will implement procedures to ensure that where misconduct is discovered, reasonable steps are taken to remedy the harm resulting from such misconduct, and to ensure that appropriate steps are taken to prevent further similar misconduct.

Third-Party Relationships

Credit Suisse will institute appropriate risk-based due diligence and compliance requirements pertaining to the retention and oversight of all agents and business partners, including (i) properly documented due diligence pertaining to the hiring and appropriate and regular oversight of agents and business partners; (ii) informing agents and business partners of Credit Suisse’s commitment to abiding by applicable anti-money laundering and anti-corruption laws or the Bank’s anti-corruption and anti-money laundering compliance codes, policies, and procedures; and (iii) seeking a reciprocal commitment from agents and business partners. Credit Suisse will understand and record the business rationale for using a third party in a transaction, and will conduct adequate due diligence with respect to the risks posed by a third-party partner. Credit Suisse will ensure that contract terms with third parties specifically describe the services to be performed, that the third party is actually performing the described work, and that its compensation is commensurate with the work being provided in that industry and geographical region.  Credit Suisse will also engage in ongoing monitoring of third-party relationships through updated due diligence, training, audits, and/or annual compliance certifications by the third party.

Where necessary and appropriate, Credit Suisse will include standard provisions in agreements, contracts, and renewals thereof with all agents and business partners that are reasonably calculated to prevent violations of the anti-money laundering and anti-corruption laws, which may, depending upon the circumstances, include: (a) anti-money laundering and anti-corruption representations and undertakings relating to compliance with the anti-money laundering and anti-corruption laws; (b) rights to conduct audits of the books, records, and accounts of the agent or business partner to ensure compliance with the foregoing; and (c) rights to terminate an agent or business partner as a result of any breach of the anti-money laundering

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and anti-corruption laws, the Bank’s compliance code, policies, or procedures, or the representations and undertakings related to such matters.

Mergers and Acquisitions

Credit Suisse will develop and implement policies and procedures for mergers and acquisitions requiring that the Bank conduct appropriate risk-based due diligence on potential new business entities, including appropriate anti-money laundering, FCPA, and anti-corruption due diligence by legal, accounting, and compliance personnel. Credit Suisse will ensure that its compliance code, policies, and procedures regarding the anti-corruption laws apply as quickly as is practicable to newly acquired or merged businesses and will promptly (i) train the directors, officers, employees, agents, and business partners on the anti-corruption laws and the firm’s compliance code, policies, and procedures; and (ii) where warranted, conduct an FCPA-specific audit of all newly acquired or merged businesses as quickly as practicable.

Monitoring, Testing and Remediation

Credit Suisse will conduct periodic reviews and testing of its anti-money laundering and anti-corruption compliance code, policies, and procedures designed to evaluate and improve their effectiveness in preventing and detecting violations of anti-money laundering and anti-corruption laws and the Bank’s compliance codes, policies, and procedures regarding anti-money laundering and anti-corruption laws, and the firm’s anti-corruption code, policies, and procedures, taking into account relevant developments in the field and evolving international and industry standards. Credit Suisse will ensure that compliance and control personnel have sufficient direct or indirect access to relevant sources of data to allow for timely and effective monitoring and/or testing of transactions, and, based on such review and testing and its analysis of any prior misconduct, will conduct a thoughtful root cause analysis and timely and appropriately remediate to address the root causes.

G.                                   Actions Taken With Respect to the Funds

To provide the Commission further assurance that the exemptive relief being requested in this Application would be consistent with the public interest and the protection of the investors, Applicants agree that they will, as soon as reasonably practical, with respect to each of the Funds for which a Fund Servicing Applicant is the primary investment adviser, distribute to the Boards written materials describing the circumstances that led to the Plea Agreement, as well as any effects on the Funds and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which Fund Servicing Applicants provide Fund Servicing Activities, including the directors who are not “interested persons” of the Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act. With respect to each of the Funds for which a Fund Servicing Applicant is not the primary investment adviser, the relevant Fund Servicing Applicant will provide such materials to the Fund’s primary investment adviser and offer to discuss the materials with such primary investment adviser. Applicants undertake to provide the Boards with all information concerning the Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

H.                                   Applicants’ Prior Section 9(c) Orders

Certain of Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c).

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On May 19, 2014, the Department of Justice filed a one-count criminal information (“2014 Information”) against CSAG in the District Court for the Eastern District of Virginia, captioned United States of America v. Credit Suisse AG, charging CSAG with conspiracy to commit tax fraud related to accounts CSAG established for cross-border clients. CSAG pleaded guilty to the charge set out in the 2014 Information (“2014 Plea Agreement”). The Commission had earlier filed an Order Instituting Administrative and Cease-and-Desist proceedings against CS Group (“2014 Order”). The 2014 Order, among other things, enjoined CS Group, directly through its officers, directors, agents and employees, from violating Section 15(a) of the Exchange Act and Section 203(a) of the Advisers Act. As a result of the 2014 Plea Agreement and 2014 Order, CSAM, CSAML, CSSU, CSAG and Credit Suisse Hedging-Griffo Servicos Internaçionais S.A. (the “2014 Applicants”) sought a Section 9(c) Order. In June 2014, pursuant to Section 9(c), the Commission permanently exempted the 2014 Applicants from the prohibitions of Section 9(a) of the Act with respect to the 2014 Plea Agreement. Investment Company Act Release Nos. 31051 (May 19, 2014) (notice and temporary order) and 31082 (June 16, 2014) (permanent order).

On April 28, 2003, the Commission filed a complaint (the “2003 Complaint”) against Credit Suisse First Boston LLC (“CSFB”) in the United District Court for the Southern District of New York in a civil complaint captioned Securities and Exchange Commission v. Credit Suisse First Boston LLC, f/k/a Credit Suisse First Boston Corporation. CSFB, without admitting or denying the allegations of the 2003 Complaint, consented to the entry of a federal injunction and certain other equitable relief (“Credit Suisse 2003 Order”). The Credit Suisse 2003 Order, among other things, enjoined CSFB, directly through its officers, directors, agents and employees, from violating Sections 15(c) and 17(a) of the Exchange Act and other specific rules cited in the 2003 Complaint and certain NASD conduct rules. As a result of the Credit Suisse 2003 Order, CSAM, Credit Suisse Asset Management Securities, Inc. (“CSAMSI”), CSAML, Credit Suisse Asset Management (Australia) Limited, Credit Suisse Asset Management Limited, Merchant Capital Inc., Credit Suisse First Boston (Bermuda) Limited and DLJ LBO Plans Management Corporation sought a Section 9(c) Order. In April 2005, the Commission pursuant to Section 9(c) permanently exempted the 2003 Applicants from the prohibitions of Section 9(a) of the Act with respect to the 2003 Order. Investment Company Act Release Nos. 26243 (October 31, 2003) (notice and temporary order) and 26827 (April 1, 2005) (permanent order).

On January 22, 2002, the Commission filed a complaint (the “2002 Complaint”) against CSFB in the United States District Court for the District of Columbia in a civil action captioned Securities and Exchange Commission v. Credit Suisse First Boston Corporation. CSFB, without admitting or denying the allegations of the 2002 Complaint, consented to the entry of an injunction and certain other equitable relief (the “Credit Suisse 2002 Order”). The Credit Suisse 2002 Order, among other things, enjoined CSFB, directly or through its officers, directors, agents and employees, from violating Section 17(a) of the Exchange Act, and Rule 17a-3 thereunder, and NASD Conduct Rules 2110 and 2330. As a result of the Credit Suisse 2002 Order, CSAM, CSAMSI, CSAML and Credit Suisse First Boston, Inc. sought a Section 9(c) order. In January 2002, the Commission pursuant to Section 9(c) permanently exempted the 2002 Applicants from the prohibitions of Section 9(a) of the Act with respect to the Credit Suisse 2002 Order. Investment Company Act Release Nos. 25406 (January 30, 2002) (notice and temporary order) and 25445 (February 26, 2002) (permanent order).

In addition, affiliates of Applicants, some of which no longer exist, previously obtained other orders under Section 9(c).

On November 25, 1975, the Commission commenced an action in the United States District Court for the District of Columbia, entitled Securities and Exchange Commission v. American Institute Counselors, Inc., et al. (75 Civ. 1975), against various defendants, including Credit Suisse First Boston (which was referred to in such action as Swiss Credit Bank), alleging violations of various provisions of the U.S. federal securities laws. Credit Suisse First Boston, without admitting or denying the allegations of

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the Complaint, consented to the entry of an injunction (the “Credit Suisse First Boston Order”) terminating the action against it. The Credit Suisse First Boston Order provides, among other things, that Credit Suisse First Boston will not be involved in the sale of various gold-backed securities and gold-related items offered for sale by American Institute Counselors and certain of its affiliated persons. SoGen-Swiss International Corporation (“SoGen”), a New York corporation, was a registered broker-dealer under the Exchange Act and a registered adviser under the Advisers Act. Swiss American Corporation, a New York corporation, which was a wholly-owned subsidiary of Credit Suisse First Boston, owned 50.8 percent of the voting stock of SoGen. Because of these relationships, SoGen sought a Section 9(c) order so that it could continue to serve as investment adviser and principal underwriter to an investment company registered under the Act. In July 1976, the Commission pursuant to Section 9(c) permanently exempted SoGen from the prohibitions of Section 9(a) of the Act with respect to the 1975 Credit Suisse First Boston Order. Investment Company Act Release Nos. 9338 (June 30, 1976) (notice and temporary order), 9376 (July 29, 1976) (permanent order).

White, Weld & Co. Incorporated (“White, Weld”) was a registered broker-dealer under the Exchange Act. In 1976, White, Weld owned about 41 percent of the voting securities of Societe anonyme financiere du Credit Suisse et de White, Weld, which owned in turn about 30 percent of the capital stock of a holding company, which in turn owned 100 percent of the voting securities of White, Weld. Although disclaiming that Credit Suisse First Boston was an affiliated person, White, Weld sought three separate Section 9(c) orders within a short period of time because of the potential effect of the Credit Suisse First Boston Order on its business relationships with three registered investment companies. Investment Company Act Release Nos. 9337, 9415, and 9416 (June 30, 1976; August 26, 1976) (notices and temporary orders) and 9375 (July 29, 1976) (permanent order).

Swiss American Securities Inc. (“SASI”), a New York corporation, was a registered broker-dealer under the Exchange Act. Swiss American Corporation, a wholly-owned subsidiary of Credit Suisse First Boston, owned 100 percent of the voting stock of SASI. Because of these relationships, SASI sought a Section 9(c) order because of the potential impact of the Credit Suisse First Boston Order on its ability to act as a principal underwriter to registered investment companies in the future. Investment Company Act Release No. 9358 (July 20, 1976) (notice).

The First Boston Corporation (“FBC”), a Massachusetts corporation, was registered as a broker-dealer under the Exchange Act and as an adviser under the Advisers Act, and was a wholly-owned subsidiary of First Boston, Inc. FBC sought the Section 9(c) order because it might be deemed to be an affiliated person, within the meaning of the Act, of Credit Suisse First Boston. In December 1982, the Commission pursuant to Section 9(c) permanently exempted FBC from the prohibitions of Section 9(a) of the Act with respect to the 1975 Credit Suisse First Boston Order. Investment Company Act Release Nos. 12867 (December 3, 1982) (notice and temporary order), 12928 (December 27, 1982) (permanent order).

On May 5, 1986, the Commission filed a complaint in the United States District Court for the Southern District of New York in an action entitled Securities and Exchange Commission v. The First Boston Corporation (86 Civ. 3524). The action involved certain transactions effected on January 30, 1986 by FBC, acting for its own account, in the common stock and options thereon of CIGNA Corporation (“CIGNA”). The complaint alleged that FBC violated Section 10(b) of the Exchange Act and Rule 10b-5 under the Exchange Act by purchasing for its own account securities of CIGNA while in possession of material, nonpublic information that FBC’s Corporate Finance Department had received from CIGNA’s management in connection with certain investment banking advice and services CIGNA had sought from FBC. On the day the complaint was filed, FBC consented to the entry of a permanent injunction enjoining FBC from engaging in transactions, acts, practices or courses of business that constitute or would constitute violations of Section 10(b) of the Exchange Act and Rule 10b-5 under the Exchange Act (the “FBC

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Judgment”). In order for First Boston Asset Management Corporation (“Asset Management”)(16) to continue to serve as the investment adviser to a registered investment company and for Asset Management and FBC to act as investment adviser or distributor for any other registered investment company in the future, Asset Management and FBC sought a Section 9(c) order. In July 1986, the Commission permanently exempted Asset Management and FBC from the prohibitions of Section 9(a) of the Act with respect to the FBC Judgment. Investment Company Release Nos. 15086 (May 5, 1986) (notice and temporary order), 15221 (July 24, 1986) (permanent order).

CS First Boston, Inc., a Delaware corporation, was a privately held holding company. For purposes of its Section 9(c) application, CS First Boston, Inc. asserted that it and any persons directly or indirectly controlled by it, including but not limited to CS First Boston Global Fund Managers Limited (“Fund Managers”), were affiliated persons, within the meaning of the Act, of Credit Suisse and FBC. CS First Boston, Inc. sought a Section 9(c) order so that it and any person controlled by it would not be subject to the prohibitions of Section 9(a) and Fund Managers could serve as an investment adviser to a closed-end investment company that had filed a notification of registration in March 1990. In July 1990, the Commission permanently exempted CS First Boston, Inc. and all persons then or thereafter directly or indirectly controlled by CS First Boston, Inc. from the prohibitions of Section 9(a) with respect to the Credit Suisse Order and the FBC Judgment. Investment Company Act Release Nos. 17561 (July 3, 1990) (notice) and 17631 (July 31, 1990) (order).

In 1990, Credit Suisse First Boston sought to succeed to the investment advisory business of BEA Associates, Inc., through BEA Associates, a New York general partnership and a predecessor to CSAM. As a result, Credit Suisse First Boston and BEA Associates sought a Section 9(c) order. In October 1990, the Commission permanently exempted Credit Suisse First Boston, BEA Associates, and all persons then or thereafter affiliated with Credit Suisse First Boston from the provisions of Section 9(a) of the Act with respect to the Credit Suisse Order and the FBC Judgment. Investment Company Act Release Nos. 17763 (Sept. 27, 1990) (notice) and 17813 (Oct. 23, 1990) (order).

We submit that because most of these previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this Application, they have little, if any, relevance to whether this Application should be granted. Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

I.                                        Applicants’ Conditions

Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.                                      Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.                                      None of CS Group, CSAG, Applicants or any of the Covered Persons will employ the former employees of the Pleading Entity or any other person who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been

(16)  CSAM acquired substantially all of the assets of Asset Management, which eventually was dissolved.

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responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c).

3.                                      Each of CS Group, CSAG, Applicants, and the Covered Persons will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders applicable to it within 60 days of the date of the Permanent Order, or with respect to condition four immediately below, such later date or dates as may be contemplated by the Plea Agreement, the DPA, the SEC Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4.                                      Each of CS Group, CSAG, Applicants and the Covered Persons will comply in all material respects with the material terms and conditions of the Plea Agreement, the DPA, with the material terms of the SEC Order, and any other orders issued by, or settlements with, regulatory or enforcement agencies addressing the Conduct, in each case as such terms and conditions are applicable to it. In addition, within 30 days of each anniversary of the Permanent Order (until and including the third such anniversary), CS Group will submit a certification signed by its chief executive officer and its chief compliance officer, confirming that (i) the Pleading Entity has complied with the terms and conditions of the Plea Agreement in all material respects; (ii) CS Group has complied with the terms and conditions of the DPA in all material respects; and (iii) CS Group, CSAG, Applicants and the Covered Persons have complied with the terms and conditions of the Orders in all material respects.  Each such certification will be submitted to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement.

5.                                      Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders within 30 days of discovery of the material violation. In addition, CS Group will submit to the Chief Counsel of the Commission’s Division of Investment Management, with a copy to the Chief Counsel of the Commission’s Division of Enforcement, (i) the Remediation Report and (ii) the Multilateral Remedies Report within 30 days of each anniversary of the Permanent Order (until and including the third such anniversary). CS Group’s first of each such report will be signed by its chief executive officer and chief compliance officer.

J.                                      Conclusion

In conclusion, for the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

V.                                    Authorization

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to the following persons:

Credit Suisse Asset Management, LLC

Roger Machlis

Lou Anne McInnis

Credit Suisse Asset Management, LLC

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Eleven Madison Avenue

New York, NY 10010

Credit Suisse Asset Management Limited

c/o Credit Suisse Asset Management, LLC

Roger Machlis

Lou Anne McInnis

Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY 10010

Credit Suisse Securities (USA) LLC

c/o Credit Suisse Asset Management, LLC

Roger Machlis

Lou Anne McInnis

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

Credit Suisse Securities (Europe) Limited

c/o Credit Suisse Asset Management, LLC

Roger Machlis

Lou Anne McInnis

Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY 10010

Credit Suisse Group AG

c/o Credit Suisse Asset Management, LLC

Roger Machlis

Lou Anne McInnis

Credit Suisse Group AG

Eleven Madison Avenue

New York, NY 10010

with copies to:

Barry P. Barbash

Justin L. Browder

Willkie Farr & Gallagher LLP

787 Seventh Avenue
New York, NY 10019

Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

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Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, General Partner, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 through A-5 to this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

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SIGNATURES

Applicant named below has caused this Application to be duly signed on its behalf on October 19, 2021. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/ Michael Levin
	Name:	Michael Levin
	Title:	Managing Director and Chief Executive Officer

By:	/s/ Roger Machlis
	Name:	Roger Machlis
	Title:	Managing Director and General Counsel

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Applicant named below has caused this Application to be duly signed on its behalf on October 19, 2021. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE ASSET MANAGEMENT LIMITED

By:	/s/ Jason Edel
	Name:	Jason Edel
	Title:	Authorized Signatory and General Counsel

By:	/s/ Marc Berryman
	Name:	Marc Berryman
	Title:	Director

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Applicant named below has caused this Application to be duly signed on its behalf on October 19, 2021. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Michael Levin
	Name:	Michael Levin
	Title:	Managing Director

By:	/s/ Roger Machlis
	Name:	Roger Machlis
	Title:	Managing Director

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Applicant named below has caused this Application to be duly signed on its behalf on October 19, 2021. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By:	/s/ Claire Montgomery
	Name:	Claire Montgomery
	Title:	Managing Director

By:	/s/ Chris Horne
	Name:	Chris Horne
	Title:	Managing Director

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Solely for the purposes of making the representations and agreeing to the conditions in this Application that apply to it, Credit Suisse Group AG has caused this Application to be duly signed on its behalf on October 19, 2021. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE GROUP AG

By:	/s/ Thomas Gottstein
	Name:	Thomas Gottstein
	Title:	Chief Executive Officer

By:	/s/ Rafael Lorenzo
	Name:	Rafael Lorenzo
	Title:	Chief Compliance Officer

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EXHIBIT A-1

The undersigned, being elected Vice President and Secretary of Credit Suisse Asset Management, LLC (“CSAM”), certifies that this Application is signed by Michael Levin, Managing Director and Chief Executive Officer of CSAM and Roger Machlis, Managing Director and General Counsel of CSAM, pursuant to the general authority vested in them as such under the Amended and Restated Limited Liability Company Agreement of CSAM, a limited liability company organized and existing under the laws of the State of Delaware.

IN WITNESS WHEREOF, I have set my hand this October 18, 2021.

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/ Karen Regan
	Name:	Karen Regan
	Title:	Vice President and Secretary

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EXHIBIT A-2

The undersigned, being elected Company Secretary of Credit Suisse Asset Management Limited (“CSAML”), certifies that this Application is signed by Marc Berryman, pursuant to the general authority vested in him as a member of the Board of CSAML, and by Jason Edel, as a authorised signatory of CSAML.

IN WITNESS WHEROF, I have set my hand this October 18, 2021.

CREDIT SUISSE ASSET MANAGEMENT LIMITED

By:	/s/ Paul Hare
	Name:	Paul Hare
	Title:	Corporate Secretary

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EXHIBIT A-3

I, Tambra King, a duly elected and acting Secretary of Credit Suisse Securities (USA) LLC, a limited liability company organized and existing under the laws of the State of Delaware (the “LLC), do hereby certify that, as of the date hereof,  Michael Levin and Roger Machlis are Managing Directors of the LLC.

IN WITNESS WHEREOF, I have set my hand this October 18, 2021.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Tambra King
	Name:	Tambra King
	Title:	Secretary

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EXHIBIT A-4

The undersigned, being elected Company Secretary of Credit Suisse Securities (Europe) Limited (“CSSEL”), certifies that this Application is signed by Chris Horne, pursuant to the general authority vested in him as a member of the Board of CSSEL, and by Claire Montgomery, as an authorised signatory of CSSEL.

IN WITNESS WHEROF, I have set my hand this October 18, 2021.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By:	/s/ Paul Hare
	Name:	Paul Hare
	Title:	Corporate Secretary

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EXHIBIT A-5

The undersigned, being appointed Company Secretary of Credit Suisse Group AG (“CS Group”), certifies that this Application is signed by Thomas Gottstein pursuant to the general authority vested in him as the Chief Executive Officer of CSG AG, and by Rafael Lopez Lorenzo of CS Group, pursuant to the general authority vested in him as the Chief Compliance Officer of CSG AG.

IN WITNESS WHEREOF, I have set my hand this October 19, 2021.

CREDIT SUISSE GROUP AG

By:	/s/ Joan Belzer
	Name:	Joan Belzer
	Title:	Corporate Secretary

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Appendix A

Part 1 — Funds for Which Credit Suisse Asset Management, LLC
Serves as Investment Adviser or Sub-Adviser

OPEN-END FUNDS

Credit Suisse Opportunity Funds
Credit Suisse Floating Rate High Income Fund
Credit Suisse Managed Futures Strategy Fund
Credit Suisse Multialternative Strategy Fund
Credit Suisse Strategic Income Fund

Credit Suisse Commodity Strategy Funds
Credit Suisse Commodity Return Strategy Fund

Credit Suisse Gold and Income Strategy Fund

Credit Suisse Trust
Commodity Return Strategy Portfolio

CLOSED-END FUNDS

Credit Suisse High Yield Bond Fund

Credit Suisse Asset Management Income Fund, Inc.

ESCs

2007 ADP Offshore Partners II, L.P.

2007 ADP Offshore Partners, L.P.

2007 ADP Partners, L.P.

ACD Docklands 2005 Plan, L.P.

ACD EMA 2005 Plan, L.P.

ADP Offshore Master 2007, L.P.

AI 2007 Plan, L.P.

AI Equity Deferral Offshore Partners, L.P.

AI Equity Deferral Partners Master, L.P.

AI Equity Deferral Partners, L.P.

CS GC Co-Investors, L.P.

CS Mubadala Co-Investors, L.P.

DLJ First ESC L.P.

DLJ Fund Investment Partners III, L.P.

DLJ RECP SBS III, L.P.

Docklands 2005 Plan, L.P.

Docklands 2006 Plan, L.P.

Docklands 2007 Plan, L.P.

EMA 2005 Plan, L.P.

EMA 2006 Plan, L.P.

EMA 2007 Plan, L.P.

HCEP Co-Investors, L.P.

IP III Co-Investors, L.P.

IP III Plan Investors, L.P.

MBP IV Co-Investors (Docklands), L.P.

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MBP IV Co-Investors, L.P.

MBP IV Plan Investors Feeder, L.P.

Paradeplatz 2005 Plan, L.P.

Paradeplatz 2006 Plan, L.P.

RECP III Co-Investors (Docklands), L.P.

RECP III Co-Investors, L.P.

Uetlihof 2006 Plan, L.P.

Uetlihof 2007 Plan, L.P.

EP Holdings 2005, L.P.

ACD Holdings 2005, L.P.

EP Master 2006, L.P.

AI CHF Holdings, LLC

EP Master 2007, L.P.

EP Offshore Master 2007, L.P.

Dockpar 2007, L.P.

Part 2 — Funds for Which Credit Suisse Asset Management Limited Serves as Sub-Adviser

OPEN-END FUNDS

Credit Suisse Opportunity Funds
Credit Suisse Strategic Income Fund

Part 3 — Funds for Which Credit Suisse Securities (USA) LLC
Serves as Principal Underwriter

OPEN-END FUNDS

Credit Suisse Opportunity Funds
Credit Suisse Floating Rate High Income Fund
Credit Suisse Managed Futures Strategy Fund
Credit Suisse Multialternative Strategy Fund
Credit Suisse Strategic Income Fund

Credit Suisse Commodity Strategy Funds
Credit Suisse Commodity Return Strategy Fund

Credit Suisse Gold and Income Strategy Fund

Credit Suisse Trust
Commodity Return Strategy Portfolio

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